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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            THE TIMES MIRROR COMPANY
                           (Name of Subject Company)

                            THE TIMES MIRROR COMPANY
                     (Names of Person(s) Filing Statement)

                     SERIES A COMMON STOCK, $1.00 PAR VALUE
                                      AND
                     SERIES C COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  887364 10 7
                                      AND
                                  887364 30 5
                     (CUSIP Number of Class of Securities)

                                 MARK H. WILLES
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE TIMES MIRROR COMPANY
                              TIMES MIRROR SQUARE
                         LOS ANGELES, CALIFORNIA 90053
                                 (213) 237-3700
(Name, address and telephone number of person authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                             PETER F. ZIEGLER, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 229-7000
                                      AND
                             JEROME L. COBEN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                       300 SOUTH GRAND AVENUE, SUITE 3400
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

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ITEM 1. SUBJECT COMPANY INFORMATION.

  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is The Times Mirror Company, a Delaware corporation ("Times Mirror"). The address of the principal executive offices of Times Mirror is Times Mirror Square, Los Angeles, California 90053. The telephone number of the principal executive offices of Times Mirror is (213) 237-3700. The titles of the classes of equity securities to which this Schedule 14D-9 relates is Series A Common Stock, par value
$1.00 per share (the "Series A Common"), and Series C Common Stock, par value $1.00 per share (the "Series C Common," and collectively with the Series A Common, the "Times Mirror Common Stock" or the "Shares"), of Times Mirror. As of March 13, 2000, there were 112,158,931 Shares outstanding, of which 93,962,134 are shares of Series A Common (of which 40,471,127 shares of Series A Common are considered outstanding for financial reporting purposes) and 18,196,797 are shares of Series C Common (all of which are considered outstanding for financial reporting purposes).

ITEM 2. THE IDENTITY AND BACKGROUND OF FILING PERSON.

  The name, business address and business telephone number of Times Mirror, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  This Schedule 14D-9 relates to the offer by Tribune Company, a Delaware corporation ("Tribune"), disclosed in the Tender Offer Statement on Schedule TO, dated March 21, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase up to 28 million Shares at a price of $95 per Share (or a higher price as may be paid, the "Per Share Cash Amount"), net to the tendering stockholder in cash, subject to the terms and conditions set forth in the Offer to Purchase, dated March 21, 2000 filed as Exhibit (a)(1) to the Schedule TO (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). The Offer is described in the Schedule TO.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 13, 2000 (the "Merger Agreement"), between Tribune and Times Mirror. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Times Mirror will be merged with and into Tribune (the "Merger"), and Tribune will continue as the surviving corporation (the "Surviving Corporation").

  At the effective time of the Merger (the "Effective Time"), subject to the terms of the Merger Agreement, each Share then outstanding (other than Shares held by Times Mirror, Tribune, any of Tribune's wholly-owned subsidiaries or stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive (a) the Per Share Cash Amount, without interest or (b) 2.5 shares of Common Stock, no par value, of Tribune (the "Tribune Common Shares" or "Tribune Common Stock") together with certain associated rights to purchase Tribune's preferred shares or (c) a combination of cash and Tribune Common Shares, together with certain associated rights to purchase Tribune's preferred shares.

  Because Tribune has offered to purchase only up to 28 million Shares for cash, however, the Board of Directors of Times Mirror (the "Times Mirror Board" or the "Times Mirror Board of Directors") recommends that holders of Shares who desire cash for their Shares should tender their Shares in the Offer.

  Notwithstanding the foregoing and subject to the following paragraph, the aggregate number of the Shares that may be converted into the right to receive cash in the Merger (the "Cash Election Number") shall be no greater than (a) 28 million, minus (b) the number of the Shares purchased in the Offer, minus
(c) the number of shares held by any stockholders who perfect appraisal rights under Delaware law, minus (d) any Shares acquired by Tribune or any of its wholly-owned subsidiaries following consummation or expiration of the Offer and prior to the Effective Time. If the aggregate number of the Shares covered by cash elections (the "Cash Election Shares") exceeds the Cash Election Number, each Cash Election Share shall be converted into (i) the right to receive an amount in cash, without interest, equal to the product of (A) the Per Share Cash Amount and (B) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of Tribune Common Shares equal to the product of (A) 2.5 and (B) a fraction equal to one minus the Cash Fraction.

  In addition to the foregoing adjustment, the Merger Agreement requires the number of Shares converted into the right to receive Tribune Common Shares in the Merger to be increased if such increase is necessary in order to preserve the status of the Merger as a reorganization under Section 368 of the Internal Revenue Code (the "Code"). In this regard, the Merger Agreement provides that the number of Shares to be converted into the right to receive the Tribune Common Shares in the Merger shall be not less than the number which would cause the ratio of (a) the average price per Tribune Common Share on the New York Stock Exchange at the Effective Time of the Merger times the aggregate number of Tribune Common Shares to be paid as consideration with respect to the Shares that are deemed outstanding for federal income tax purposes, to (b) the sum of (i) the amount set forth in the preceding clause (a) plus (ii) the aggregate Per Share Cash Amount to be paid pursuant to the prior two paragraphs plus (iii) the number of Shares held by stockholders who perfect appraisal rights under Delaware law times the Per Share Cash Amount plus (iv) the aggregate amount of cash paid for the Shares purchased in the Offer plus
(v) the aggregate amount of cash paid by Tribune or any of its wholly-owned subsidiaries to acquire the Shares following completion or expiration of the Offer and prior to the Effective Time plus (vi) any other amounts paid by Tribune or Times Mirror (or any person or entity related to Tribune or Times Mirror within the meaning of Treasury Regulation Sections 1.368-1(e) and 1.368-1T(e)) to, or on behalf of, any stockholder of Times Mirror in connection with the sale, redemption or other disposition of any Times Mirror stock in connection with the Merger for purposes of Treasury Regulation Sections 1.368-1(e) and 1.368-1T(e) plus (vii) any extraordinary dividend distributed by Times Mirror prior to and in connection with the Merger for purposes of Treasury Regulation Section 1.368-1T(e), to be 45%. To the extent the application of these provisions results in the number of Shares to be converted into the right to receive the Tribune Common Shares in the Merger being increased, the number of the Shares to be converted into the right to receive the Per Share Cash Amount (and, therefore, the Cash Election Number) will be reduced accordingly.

  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

  The Offer states that the principal executive offices of Tribune are located at 435 North Michigan Avenue, Chicago, Illinois 60611.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  The information contained under the caption "Purpose of the Offer; the Merger Agreement; the Voting Agreement; Statutory Requirements; Appraisal Rights; Plans for Times Mirror" in the Offer to Purchase, and in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached as Schedule I to this Schedule 14D-9, is incorporated herein by reference. Such information does not purport to be complete and is qualified in its entirety by reference to the complete text of agreements referred to therein.

  Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Times Mirror or its affiliates and (i) Times Mirror's executive officers, directors or affiliates or (ii) the Tribune or their respective executive officers, directors or affiliates, is incorporated herein by reference either as set forth above or described below.

The Merger Agreement

  The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the agreement itself, which is filed as Exhibit 2.1 to the Form 8-K, filed on March 13, 2000, by Times Mirror.

  The Offer. The Merger Agreement provides for the commencement of the Offer by Tribune. The obligation of Tribune to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Tribune of the conditions to the Offer. The Merger Agreement provides that, without the prior written consent of Times Mirror, Tribune will not (a) decrease the Offer Price, or change the form of consideration payable in the Offer; (b) seek to purchase fewer than 28 million Shares; or (c) impose additional conditions to the Offer or amend any other terms of the Offer in any manner materially adverse to the holders of Shares.

  Tribune has agreed with Times Mirror that Tribune will not terminate or withdraw the Offer or extend the Expiration Date of the Offer, without the consent of Times Mirror; provided, however, that without the consent of Times Mirror, Tribune may terminate or withdraw the Offer or extend the Offer from time to time, but in any event not more than 20 days, if at the then-scheduled expiration date of the Offer, the conditions to the Offer, as set forth above, have not been satisfied or earlier waived. In addition, Tribune may, without the consent of Times Mirror, extend the expiration date of the Offer for any period required by applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer or for any period required by applicable law.

  The Merger Agreement provides that, upon the payment by Tribune for Shares pursuant to the Offer, Tribune will be entitled to designate up to such number of directors to the Times Mirror Board of Directors as will give Tribune (a) in the event Tribune purchases at least 15 million Shares pursuant to the Offer, representation on the Board of Directors of Times Mirror constituting a majority of the total number of directors on the Board of Directors, and (b) in the event Tribune purchases fewer than 15 million Shares pursuant to the Offer, representation on the Board of Directors of Times Mirror in the same proportion as the number of Shares purchased by Tribune pursuant to the Offer bears to the total number of Shares deemed outstanding for financial reporting purposes. Subject to any applicable legal limitations, Times Mirror has agreed that it will, upon request of Tribune, promptly take all actions necessary to cause Tribune's designees to be so elected or appointed. At such time, Times Mirror will also cause, if requested by Tribune, (i) each committee of the Board of Directors of Times Mirror, (ii) the board of each subsidiary of Times Mirror and (iii) each committee of each such subsidiary board to include designees of Tribune constituting up to the same percentage of each such committee or board as Tribune designees constitute on the Times Mirror Board of Directors. Following the time that directors designated by Tribune are appointed or elected to Times Mirror's Board of Directors and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by Times Mirror, (ii) any exercise or waiver of any of Times Mirror's rights or remedies under the Merger Agreement, (iii) any extension by Times Mirror of the time for performance of any of the obligations of Tribune, (iv) any other action by Times Mirror in connection with the Merger Agreement required to be taken by the Times Mirror Board, and (v) any action on behalf of Times Mirror with respect to certain employee benefits matters covered in the Merger Agreement or any other action taken by Times Mirror in connection with the transactions contemplated by the Merger Agreement, would require the approval of a majority of the Independent Directors. Until the Effective Time, those members of Times Mirror's Board of Directors who are neither officers of Times Mirror, nor designees, affiliates or associates (within the meaning of the federal securities laws) of Tribune shall be deemed "Independent Directors." In the event the Merger Agreement is terminated after consummation of the Offer, but without consummation of the Merger, Tribune will secure the resignation from the Times Mirror Board of Directors of such number of Tribune's designees, if any, as may be necessary to cause Tribune's representation on Times Mirror's Board of Directors (and any committees thereof) to be in the same proportion as the number of Shares then beneficially owned by Tribune bears to the total number of Shares deemed outstanding for financial reporting purposes.

  The Merger. The Merger Agreement provides that Times Mirror will be merged with and into Tribune on the earliest practicable date (but no later than the fifth business day) following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Times Mirror will cease and Tribune will continue as the Surviving Corporation.

  Under the terms of the Merger Agreement, the officers of Tribune immediately before the Effective Time will be the officers of Tribune upon the closing of the Merger until their resignation or removal. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of Tribune immediately before the Effective Time, as amended as contemplated by the Merger Agreement, will be the certificate of incorporation of the Surviving Corporation. The Merger Agreement also provides that the bylaws of Tribune immediately before the Effective Time, as amended as described below, will be the bylaws of the Surviving Corporation.

  Special Governance Matters. The Merger Agreement provides that Jeffrey Chandler, Roger Goodan, William Stinehart, Jr. and Thomas Unterman will become additional directors of Tribune upon the closing of the Merger. Messrs. Goodan and Stinehart currently are directors of Times Mirror and Messrs. Stinehart and Chandler are trustees of Chandler Trust No. 1 and Chandler Trust No. 2 (collectively, the "Chandler Trusts"), trusts established for the benefit of certain members of the extended Chandler family. Messrs. Chandler and Goodan are beneficiaries of the Chandler Trusts. Thomas Unterman, through Rustic Canyon Management, LLC, an entity controlled by Mr. Unterman, advised the Chandler Trusts with respect to the Offer and the Merger, and Rustic Canyon Management, LLC will receive a fee of $7,000,000 from the Chandler Trusts in connection therewith. Until December 27, 1999, Mr. Unterman was the Chief Financial Officer of Times Mirror.

  The proposed amendment to Tribune's bylaws sets forth a new Article VIII, which, among other things, establishes a "CT Nominating Committee." Initially, the members of the CT Nominating Committee will be Messrs. Chandler, Goodan and Stinehart (or their successors, collectively, "CT Directors"). At each meeting of the stockholders of Tribune at which directors are to be elected, in addition to presenting nominees for other directorships, the officer of Tribune presiding at such meeting will present for election any person or persons nominated by the CT Nominating Committee and such nomination will be deemed made at the direction of the Board of Directors of Tribune. The CT Nominating Committee will have the exclusive authority to fill any vacancy which results from the removal, resignation, retirement, death or inability of a CT Director to serve as a member of the Board of Directors of Tribune.
Article VIII of the bylaws of Tribune automatically will terminate at the earlier of the following events: (a) the end of the term provided in the Chandler Trusts or (b) the sale, distribution or other disposition by the Chandler Trusts of more than 15% of the aggregate number of Tribune Common Shares issued to the Chandler Trusts in the Merger.

  The Merger Agreement contemplates that Tribune will maintain its interest in the Los Angeles Times in a separate subsidiary until the proposed Article VIII of the bylaws of Tribune is terminated by its terms. The board of directors of such subsidiary will be appointed as follows: 40% by the CT Nominating Committee and 60% by the full Tribune Board of Directors. Approval of 75% of the members of the board of such subsidiary, which approval shall not be unreasonably withheld, will be required to approve the appointment of the publisher of the Los Angeles Times or sell, transfer or otherwise dispose of the Los Angeles Times other than (a) as part of a sale of all or substantially all of Tribune's publishing group, (b) as a result of a change of control of Tribune, or (c) as required by governmental or regulatory authorities.

  Conversion of the Shares. Subject to the following sentence and subject to certain tax considerations described in the Merger Agreement, at the Effective
Time: (a) Shares owned by Tribune, any wholly-owned subsidiary of Tribune, or by Times Mirror, will be canceled and retired and will cease to exist and
(b) stockholders of Times Mirror (other than holders of shares of Series C Common who perfect their appraisal rights under Delaware law) will have the right to elect to have each of their Shares exchanged for (i) 2.5 shares of Tribune Common Stock (together with the associated preferred stock purchase rights), (ii) $95 in cash, without interest thereon, or (iii) a combination of cash and Tribune Common Shares (together with the associated preferred stock purchase rights). The number of Shares entitled to elect the cash consideration will be limited to the Cash Election Number. In the event that the number of Cash Election Shares exceeds the Cash Election Number, cash will be allocated on a pro rata basis among the Cash Election Shares as follows: each Cash Election Share will be converted into the right to receive (A) an amount in cash (without interest), equal to the product of (1) $95 and (2) a fraction (the "Cash Fraction"), the numerator of which will be the Cash Election Number and the denominator of which will be the total number of Cash Election Shares and (B) a number of Tribune Common Shares equal to the product of (1) 2.5 and (2) a fraction equal to one minus the Cash Fraction. In the event that a holder of Shares fails to make an election with respect to the consideration to be received in the Merger, such holder's Shares will be treated as Cash Election Shares.

  The Surviving Corporation or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares amounts that the Surviving Corporation or the paying agent is required to deduct and withhold under the Code, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

  Times Mirror has agreed to cause a Stock Election to be made with respect to each Share owned by any subsidiary of or other affiliate controlled by Times Mirror.

  Notwithstanding the above, the number of Shares to be converted into the right to receive shares of the Tribune Common Stock in the Merger will be not less than the number which would cause the ratio of (a) the average price per share of Tribune Common Stock on the NYSE on the closing date of the Merger times the aggregate number of shares of Tribune Common Stock to be paid as Merger consideration with respect to Shares that are deemed outstanding for federal income tax purposes, to (b) the sum of (i) the amount set forth in the preceding clause (a) plus (ii) the aggregate cash consideration to be paid in the Merger plus (iii) the number of dissenting Shares times $95 plus (iv) the aggregate amount of cash paid for Shares purchased in the Offer plus (v) the aggregate amount of cash paid by Tribune or any of its wholly owned subsidiaries to acquire Shares following completion or expiration of the Offer and prior to the Effective Time plus (vi) any other amounts paid by Tribune or Times Mirror (or any person related to Tribune or Times Mirror within the meaning of Treasury Regulation Sections 1.368-1(e) and 1.368-1T(e)) to, or on behalf of, any stockholder of Times Mirror in connection with the sale, redemption or other disposition of any Times Mirror stock in connection with the Merger for purposes of Treasury Regulation Sections 1.368-1(e) and 1.368-1T(e) plus (vii) any extraordinary dividend distributed by Times Mirror prior to and in connection with the Merger for purposes of Treasury Regulation
Section 1.368-1T(e), to be 45%. To the extent the application of the provisions described in this paragraph result in the number of Shares to be converted into the right to receive the shares of Tribune Common Stock in the Merger being increased, the number of Shares to be converted into the right to receive $95 in cash (and, therefore, the Cash Election Number) will be reduced accordingly.

  Conversion of Times Mirror Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Times Mirror, each share of each series of preferred stock, par value $1.00 per share, of Times Mirror ("Times Mirror Preferred Stock") issued and outstanding immediately prior to the Effective Time (and not owned by Times Mirror or Tribune) will be converted, automatically and without the requirement of any exchange of any certificate, into one share of preferred stock of Tribune, which will have terms that are substantively identical to the terms of the corresponding Times Mirror Preferred Stock, except that the number of Tribune Common Shares into which each such share of preferred stock of Tribune may be converted, under the terms thereof, will be calculated with respect to the Common Share Value (as defined in the certificates of designations of the Times Mirror Preferred Stock) of the Tribune Common Shares.

  Stock Options and Other Awards. Each of the stock options, if any, to purchase Shares (each, a "Times Mirror Option") issued by Times Mirror which are outstanding as of the Effective Time shall, whether or not then exercisable and vested, become fully exercisable and vested immediately prior to the Effective Time. Each holder of a Times Mirror Option may elect either
(a) to cause such Times Mirror Option (a "Stock Electing Option") to become and represent an option to purchase Tribune Common Shares (a "Tribune Option"), or (b) to cause such Times Mirror Option (a "Cash Electing Option") to be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment or other tax withholding), without interest (the "Option Cash Out Amount"), equal to the product of (i) the number of Shares subject to such Times Mirror Option immediately prior to the Effective Time and (ii) the excess, if any, of $95 over the exercise price per share of such Times Mirror Option. To the extent any holder of a Times Mirror Option does not make an election with respect to such Times Mirror Option prior to the election deadline, such Times Mirror Option will be deemed to be a Cash Electing Option.

  Each Stock Electing Option will, by virtue of the Merger, be assumed by Tribune and converted into a Tribune Option to purchase that number of Tribune Common Shares determined by multiplying the number of

Shares subject to such Times Mirror Option immediately prior to the Effective Time by 2.5, at an exercise price per Tribune Common Share equal to the exercise price per share of such Times Mirror Option immediately prior to the Effective Time divided by 2.5, rounded down to the nearest whole cent. If the foregoing calculation results in an assumed Times Mirror Option being exercisable for a fraction of a Tribune Common Share, then the number of Tribune Common Shares subject to such option will be rounded up to the nearest whole number of shares. The terms and conditions of each Tribune Option will otherwise remain as set forth in the Times Mirror Option converted into such Tribune Option.

  Each Cash Electing Option will, by virtue of the Merger, be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment or other tax withholding), without interest, equal to the Option Cash Out Amount.

  All restricted Shares granted pursuant to any equity plan or arrangement of Times Mirror, and all individual awards of restricted Shares not granted pursuant to any such plan or arrangement, will become fully vested immediately prior to the Effective Time and such Shares shall be freed of restrictions and issued to the relevant participant.

  For further information concerning the Times Mirror Options and other awards held by the executive officers and directors of Times Mirror, see the Information Statement which is attached as Schedule I to this Schedule 14D-9.

  Debt Securities. Times Mirror's publicly traded debt securities outstanding immediately prior to the Effective Time will be assumed by Tribune and remain outstanding as an obligation of the Surviving Corporation in accordance with their terms. After the Effective Time, the holder of each such security that, prior to the Effective Time, was, under certain circumstances and at certain times, convertible into Shares, will have the right, under the same circumstances and at the same times, to convert such security into the number of shares of Tribune Common Stock equal to the number of Shares into which such security could have been converted (had it then been convertible) immediately prior to the Merger multiplied by 2.5.

  Proxy Statement and Registration Statement. Tribune and Times Mirror have agreed in the Merger Agreement that they will as promptly as practicable (a) prepare and file with the SEC a joint proxy statement (the "Joint Proxy Statement") relating to the meeting of Tribune's stockholders to be held in connection with the Merger and the meeting of Times Mirror's stockholders to be held in connection with the Merger and (b) convene meetings of their respective stockholders for the purpose of considering and taking action upon the Merger Agreement.

  In addition, Tribune has agreed in the Merger Agreement that it will as promptly as practicable prepare and file with the SEC a registration statement on Form S-4 (the "Registration Statement"), in which the Joint Proxy Statement will be included as a prospectus, with respect to the shares of Tribune Common Stock issuable to the Times Mirror stockholders in the Merger. Tribune and Times Mirror have agreed to use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and as promptly as practicable after the Registration Statement shall have become effective, Times Mirror and Tribune shall mail the Joint Proxy Statement to their respective stockholders.

  Representations and Warranties. Times Mirror has made customary representations and warranties to Tribune in the Merger Agreement with respect to, among other matters, its organization, subsidiaries, capitalization, authority, consents and approvals, conflicts, reports and financial statements, absence of certain changes or events, absence of undisclosed liabilities, litigation, employee benefit plans, labor matters, contracts, indebtedness, litigation, compliance with law, taxes, environmental matters, intellectual property, the required stockholder vote to approve the Merger Agreement, brokers, and the opinion of its financial advisor.

  Tribune has made customary representations and warranties to Times Mirror with respect to, among other matters, its organization, capitalization, authority, consents and approvals, conflicts, reports and financial statements, absence of certain changes or events, absence of undisclosed liabilities, litigation, compliance with law, taxes, intellectual property, the required stockholder vote to approve the Merger Agreement and brokers.

  Interim Business Operations. The Merger Agreement obligates Times Mirror and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their businesses in all material respects in the ordinary course of business consistent with past practice and obligates Times Mirror and its subsidiaries to use all reasonable efforts to preserve intact their business organizations, keep available the services of their present officers and key employees, and preserve their relationships with customers, suppliers and others with which they have business dealings. The Merger Agreement also contains specific restrictive covenants as to certain activities of Times Mirror and its subsidiaries prior to the Effective Time without the prior written consent of Tribune relating to, among other things, dividends or other distributions, changes in stock, repurchases or redemptions of securities, issuances or sales of its securities, amendments to Times Mirror's certificate of incorporation or by-laws, liquidation, merger, change of control transactions, material acquisitions or dispositions, indebtedness, tax matters, capital expenditures, discharge of liabilities, material contracts, affiliate contracts, settlement of litigation and claims, employee matters, changes in accounting methods, and certain other material events or transactions.

  The Merger Agreement also contains specific restrictive covenants as to certain activities of Tribune and its subsidiaries prior to the Effective Time without the prior written consent of Times Mirror relating to, among other things, dividends or other distributions, changes in stock, amendments to Tribune's certificate of incorporation or by-laws, changes in accounting methods, new lines of business, certain business combinations or similar transactions, and certain other material events or transactions.

  No Solicitation. The Merger Agreement provides that until the Effective Time or earlier termination of the Merger Agreement, Times Mirror will not, and will not permit any of its affiliates to, and will not authorize or permit any officer, director or employee or any investment banker, attorney, accountant, agent or other advisor or representative of Times Mirror or any of its respective affiliates (collectively, "Agents") to, (a) solicit, initiate or encourage the submission of any Takeover Proposal, (b) enter into any contract with respect to a Takeover Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal. The Merger Agreement requires Times Mirror to immediately cease and terminate all existing discussions or negotiations with any persons with respect to, or that could reasonably be expected to lead to, any Takeover Proposal. "Takeover Proposal" means any proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving Times Mirror or any of its subsidiaries, or any proposal or offer to acquire, directly or indirectly, 20% or more of the voting securities or equity interests of, or a substantial portion of the assets of, Times Mirror or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

  Times Mirror is required under the Merger Agreement to immediately advise Tribune orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. Times Mirror has agreed to keep Tribune fully and promptly informed of the status and details of any such request or Takeover Proposal.

  Times Mirror is permitted, under the Merger Agreement, to furnish information concerning its business, properties or assets to any person in response to a request for such information made after the date of the Merger Agreement which was not solicited, initiated or encouraged, directly or indirectly, by Times Mirror or any of its Agents, and may participate in discussions and negotiations with such person concerning a Takeover Proposal, in each case if and only to the extent that (a) such person has submitted a written Takeover Proposal to the Times Mirror's Board of Directors which the Board of Directors has determined in good faith, after consulting with and receiving advice from Times Mirror's outside legal and financial advisors, constitutes or would reasonably be expected to result in a Superior Proposal and (b) such person has entered into a confidentiality agreement with Times Mirror that is no less favorable to Times Mirror than the confidentiality agreement between Tribune and Times Mirror. A "Superior Proposal" means a Takeover Proposal (i) that is more favorable to Times Mirror and its stockholders than the Offer and the Merger after considering certain factors and (ii) which is reasonably capable of being consummated by the person making such Takeover Proposal, taking into account the legal, financial, regulatory and other aspects of such Takeover Proposal. In determining whether a Takeover Proposal constitutes a Superior Proposal, the Times Mirror Board of Directors will consider (A) the impact that the consummation of the Takeover Proposal would have on the editorial independence and quality of the Company's properties and operations, (B) the ability of all the Company's stockholders to receive stock consideration tax-free in exchange for their Times Mirror Shares and (C) the factors set forth in Article XI of the Times Mirror Charter.

  Pursuant to the Merger Agreement, the Times Mirror Board of Directors may withdraw or modify its approval or recommendation of the Offer and the Merger in connection with a Superior Proposal if (a) the Times Mirror Board determines in good faith, after receipt of advice from outside counsel to Times Mirror, that failure to do so would be inconsistent with its fiduciary duties to Times Mirror's stockholders under applicable law and (b) Times Mirror notifies Tribune of any such withdrawal or modification prior to its release to the public.

  Times Mirror has agreed to submit the Merger Agreement and the Merger to its stockholders for approval, regardless of any change in the recommendation of Times Mirror's Board of Directors. Times Mirror has further agreed that it will not take any action to make the restrictions on business combinations contained in Section 203 of the Delaware General Corporation Law (the "DGCL") or the business combination provisions currently contained in Article X of the Amended and Restated Certificate of Incorporation of Times Mirror (the "Times Mirror Charter") inapplicable to any Takeover Proposal (including any Superior Proposal) prior to the termination of the Merger Agreement in accordance with its terms.

  Times Mirror has agreed that until the Effective Time or earlier termination of the Merger Agreement, it will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party. During such period, Times Mirror will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  Public Announcements. Tribune and Times Mirror have agreed to consult with each other before issuing any press release or other public statements with respect to the Offer or the Merger, and each has agreed not to issue any such press release or make any such public statement without the prior written consent of the other party, not to be unreasonably withheld or delayed, except as may be required by law or in accordance with any listing agreement with any national securities exchange.

  Efforts. Times Mirror and Tribune have agreed to use reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the Offer and the Merger, including furnishing all information required under the HSR Act and in connection with approvals of or filings with any other governmental entity. In addition, Times Mirror and Tribune have agreed to promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger. Furthermore, each of Times Mirror and Tribune has agreed to use, and to cause its subsidiaries to use, reasonable best efforts to take all actions necessary to obtain any authorization, consent or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Tribune, Times Mirror or any of their subsidiaries in connection with the Offer and the Merger; provided, that Tribune will not be required to agree, and Times Mirror will not agree without Tribune's consent, to waive any substantial rights or to accept any substantial limitation on its operations or to dispose of any material assets in connection with obtaining any such authorization, consent or approval unless such waiver, limitation or disposition would not reasonably be expected to have a material adverse effect on Times Mirror or on Tribune; and provided, further, that at Tribune's written request, Times Mirror will agree to any such waiver, limitation or disposal, which agreement may, at Times Mirror's option, be conditioned upon and effective only as of the Effective Time.

  Employee Benefit Plans. Under the terms of the Merger Agreement, from the Effective Time until the first anniversary thereof, Tribune will provide coverage and benefits to employees and former employees of Times Mirror and its subsidiaries ("Times Mirror Employees") that are no less favorable, in the aggregate, than those provided to such Times Mirror Employees immediately prior to the Effective Time. The Merger Agreement also specifies the treatment of pre-existing conditions, deductibles and service credit with respect to Times Mirror Employees who participate in any employee benefit plans of Tribune following the Effective Time. In addition, Tribune has agreed to assume, honor and perform, in accordance with their terms, all employment, severance and change in control and other such agreements of Times Mirror and its subsidiaries and affiliates.

  Indemnification; Directors' and Officers' Insurance. Times Mirror will, to the fullest extent permitted under applicable law, indemnify and hold harmless and, after the Effective Time, Tribune will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director and officer of Times Mirror and each subsidiary of Times Mirror and each such individual who served at the request of Times Mirror or any subsidiary of Times Mirror as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director of Times Mirror or subsidiary of Times Mirror, as applicable, in each case occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement).

  For six years from the Effective Time, Tribune will use all reasonable efforts to provide to Times Mirror's current directors and officers liability insurance protection of the same kind and scope as that provided by Times Mirror's directors' and officers' liability insurance policies in effect on the date of the Merger Agreement. In no event will Tribune be required to expend more than 200% of the current amount expended by Times Mirror as of the date of the Merger Agreement (the "Insurance Amount") to maintain or procure such insurance coverage. If Tribune is unable to maintain or obtain such insurance, Tribune will use all reasonable efforts to obtain as much comparable insurance as available for the Insurance Amount.

  In addition to the terms of the Merger Agreement, under Article XII of the Times Mirror Charter and Article VII of Times Mirror's Amended and Restated Bylaws, as amended to date, Times Mirror must indemnify, to the fullest extent permitted by the DGCL, any person or estate of any person who was or is a party to, or is threatened by to made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of Times Mirror, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was serving at the request of Times Mirror as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

  Notification of Certain Matters. Each of Times Mirror and Tribune has agreed to promptly notify the other of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental entity in connection with the transactions contemplated by the Merger Agreement, (c) the occurrence, or non-occurrence, of any event, the occurrence, or non-occurrence, of which would be reasonably expected to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and
(d) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

  Takeover Restrictions. In the Merger Agreement, Times Mirror has represented that it has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL and in Article X of the Times Mirror Charter will not apply with respect to or as a result of the Merger Agreement, the Voting Agreement, or the transactions contemplated thereby, including the Offer and the Merger. Times Mirror further has represented that the execution and delivery of the Merger Agreement and/or the Voting Agreement does not constitute an unpermitted transfer of any shares of Series C Common under Article V of the

Times Mirror Charter and that the Board of Directors of Times Mirror has not elected to effect a conversion of the shares of Series C Common into shares of Series A Common pursuant to Article V, Section 2.E.2.b of the Times Mirror Charter or Section 5(A)(2)(b) of the Certificate of Designation of the Series C Common.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement until the Effective Time or earlier termination of the Merger Agreement, Times Mirror shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party (other than any involving Tribune or its subsidiaries). During such period, Times Mirror agrees to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  Certain Litigation. Times Mirror agrees that, prior to the termination of the Merger Agreement, it shall not settle any litigation commenced after the date of the Merger Agreement against Times Mirror or any of its directors by any stockholder of Times Mirror relating to the Offer, the Merger, the Merger Agreement or the Voting Agreement, without the prior written consent of Tribune. In addition, prior to the termination of this Agreement, Times Mirror shall not voluntarily cooperate with any third party that may seek to restrain or prohibit or otherwise oppose the Offer or the Merger and shall cooperate with Tribune to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

  Listing of Tribune Common Stock. Tribune will use all reasonable efforts to cause the shares of Tribune Common Stock to be issued in the Merger pursuant to the Merger Agreement to be listed for trading on the NYSE, subject to official notice of issuance, prior to the Effective Time.

  Tax-Free Reorganization. Prior to the Effective Time, each of Tribune and Times Mirror shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of the provisions of Section 368 of the Code ("368 Reorganization"), and shall not knowingly take any action that would cause the Merger not to so qualify. Tribune shall not knowingly take any action after the Effective Time that would cause the Merger not to qualify as a 368 Reorganization.

  Charitable Contributions. For five years after the Effective Time, Tribune will continue the existence and operation of the Times Mirror Foundation (the "Foundation") and fund charitable contributions of the Foundation consistent with past practice.

  Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Tribune and Times Mirror to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

    (a) the Times Mirror Stockholder Approval;

    (b) the Tribune Stockholder Approval;

    (c) expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act;

    (d) the absence of any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger;

    (e) the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness or any action, suit, proceeding or investigation by the SEC to suspend such effectiveness and the receipt of all necessary approvals under state securities laws or the Securities Act of 1933 or the Securities Exchange Act of 1934 relating to the issuance or trading of the Tribune Common Shares to be issued pursuant to the Merger Agreement; and

    (f) approval of the Tribune Common Shares to be issued in the Merger for listing on the New York Stock Exchange, subject only to official notice of issuance.

  Pursuant to the Merger Agreement, the obligation of Times Mirror to consummate the Merger is subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions:

    (a) Tribune shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time;

    (b) each of the representations and warranties of Tribune contained in the Merger Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct as of such date) and each of such representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date);

    (c) Tribune shall have furnished to Times Mirror a certificate signed on behalf of Tribune by an executive officer of Tribune, certifying to the effect that conditions (a) and (b) above, to the extent applicable, have been satisfied in full; and

    (d) Times Mirror shall have received an opinion of Gibson, Dunn & Crutcher LLP in form and substance reasonably satisfactory to Times Mirror, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
  Section 368 of the Code and that each of Tribune and Times Mirror will be a party to the reorganization within the meaning of Section 368 of the Code.

In the event that at least 15 million Shares are purchased in the Offer, the condition described in clause (b) above will no longer constitute a condition to the obligation of Times Mirror to consummate the Merger.

  Pursuant to the Merger Agreement, the obligation of Tribune to consummate the Merger is subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions:

    (a) Times Mirror shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed at or prior to the Effective Time;

    (b) each of the representations and warranties of Times Mirror contained in the Merger Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct as of such date) and each of such representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than to the extent that any such representation and warranty is, by its terms, expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date);

    (c) Times Mirror shall have furnished to Tribune a certificate, dated the Effective Time, signed on behalf of Times Mirror by an executive officer of Times Mirror, certifying to the effect that conditions (a) and (b) above, to the extent applicable, have been satisfied in full;

    (d) Tribune shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Tribune, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that each of Tribune and Times Mirror will be a party to the reorganization within the meaning of Section 368 of the Code; and

    (e) all authorizations consents, approvals and exemptions required by any governmental entity and other persons in connection with the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreement shall have been obtained or made, except to the extent the failure to obtain or make such authorizations consents, approvals or exemptions would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Times Mirror or on Tribune.

In the event that at least 15 million Shares are purchased in the Offer, the condition described in clause (b) above will no longer constitute a condition to the obligation of Tribune to consummate the Merger.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Times Mirror Stockholder Approval or the Tribune Stockholder Approval:

    (a) by mutual written consent of Tribune and Times Mirror;

    (b) by either Tribune or Times Mirror:

      (i) if any governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action has become final and nonappealable;

      (ii) (A) if, at the meeting of Times Mirror stockholders (including any adjournment thereof), the Times Mirror Stockholder Approval is not obtained or (B) if, at the meeting of Tribune stockholders (including any adjournment thereof), the Tribune Stockholder Approval is not obtained; or

      (iii) if the Merger is not consummated by December 31, 2000, unless the failure to consummate the Merger is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger
    Agreement;

    (c) by Tribune if Times Mirror has (i) failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Times Mirror to be performed or complied with by it under the Merger Agreement or (ii) breached in any material respect any of its representations or warranties contained in the Merger Agreement, which failure or breach cannot be cured on or prior to December 31, 2000; provided, that, if Tribune purchases at least 15 million Shares in the Offer, only the provision described in clause (i) of this paragraph (c) will give rise to a right of termination;

    (d) by Tribune if (i) the Board of Directors of Times Mirror or any committee thereof has withdrawn or modified in a manner adverse to Tribune its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, or (ii) the Board of Directors of Times Mirror or any committee thereof has resolved to do any of the foregoing; or

    (e) by Times Mirror if Tribune has (i) failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Tribune to be performed or complied with by it under the Merger Agreement or (ii) breached in any material respect any of its representations or warranties contained in the Merger Agreement, which failure or breach cannot be cured on or prior to December 31, 2000; provided, that, if Tribune purchases at least 15 million Shares in the Offer, only the provision described in clause (i) of this paragraph
  (e) will give rise to a right of termination.

  Fees and Expenses. Except as provided below, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, that Times Mirror and Tribune will share equally all fees and expenses, other than attorneys' and accounting fees and expenses, incurred in relation to the printing, filing and mailing of the Registration Statement and the Joint Proxy Statement.

  Times Mirror will pay Tribune the sum of $250 million in cash (the "Fee") if the Merger Agreement is terminated by Tribune pursuant to the provisions described in paragraph (d) or paragraph (b)(ii)(A) of the foregoing section entitled "Termination," at any time after Times Mirror's Board of Directors has modified or withdrawn its approval or recommendation of the Offer, the Merger or the Merger Agreement, or (a) prior to the time of the Times Mirror stockholders' meeting a Takeover Proposal is made by a third party, (b) the Times

Mirror Stockholder Approval is not obtained and (c) on or prior to the 12-month anniversary of the termination of the Merger Agreement a Takeover Proposal is consummated or Times Mirror or any of its subsidiaries or affiliates enters into an agreement or letter of intent (or resolves or announces an intention to do so) with respect to a Takeover Proposal with a third party. Payment of the Fee will not prevent Tribune from seeking any remedies available to it against the parties to the Voting Agreement for any breach thereof.

  Amendment. The Merger Agreement may be amended by Times Mirror and Tribune, by action taken or authorized by their respective Boards of Directors at any time before or after obtaining the Times Mirror Stockholder Approval or Tribune Stockholder Approval, but, after any such approval, no amendment may be made which by law requires further approval by the stockholders of Times Mirror or Tribune, as applicable, without obtaining such further approval.

  Extension; Waiver. At any time prior to the Effective Time, Times Mirror and Tribune, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

  Accounting Treatment. The acquisition of Times Mirror will be accounted for by Tribune as a purchase.

The Voting Agreement

  The following summary description of the Voting Agreement dated as of March 13, 2000 (the "Voting Agreement"), between Tribune and certain stockholders of Times Mirror does not purport to be complete and is qualified in its entirety by reference to the agreement itself, which is filed as Exhibit 2.2 to the Form 8-K filed on March 13, 2000, by Times Mirror.

  Concurrently with the execution of the Merger Agreement, Tribune entered into the Voting Agreement with the Chandler Trusts. The Chandler Trusts hold approximately 67% of the voting power of the outstanding Shares entitled to vote on the Merger. TMCT, LLC, TMCT II, LLC, Eagle New Media Investments, LLC and Chandis Acquisition Corporation, who are entities affiliated with Times Mirror and own shares of Series A Common that are not outstanding for voting purposes, also entered into the Voting Agreement with Tribune for the purpose of agreeing to elect to receive Tribune Common Stock rather than cash in the transaction and certain other matters. Each of the parties to the Voting Agreement has agreed that it will not contract to sell, sell or otherwise transfer or dispose of any of its Shares, or any interest therein, or securities convertible into, or any voting rights with respect to, any of its Shares, other than (a) pursuant to the Merger or (b) a transfer to a party who executes a counterpart of the Voting Agreement, in form and substance reasonably satisfactory to Tribune, agreeing to be bound by its terms and provisions.

  The Chandler Trusts have further agreed to vote, or cause to be voted, all of the shares of capital stock of Times Mirror beneficially owned by them, or with respect to which they have the right to vote, including the Shares, at any meeting of stockholders of Times Mirror (including any adjournment or postponement thereof), or pursuant to any action by written consent:

    (a) in favor of the Merger Agreement, the Merger, the other transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof;

    (b) against any action or agreement that (i) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of Times Mirror, under the Merger Agreement or any related agreement or (ii) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement; and

    (c) against any Takeover Proposal;

provided, that if the Board of Directors of Times Mirror modifies or withdraws its approval or recommendation of the Offer and the Merger in connection with a Superior Proposal pursuant to the Merger Agreement on or prior to April 2, 2000, the shares of capital stock of Times Mirror beneficially owned by the Chandler Trusts, or with respect to which the Chandler Trusts have the right to vote, which, in the aggregate, carry 40% of the total voting power of the outstanding shares of the capital stock of Times Mirror, will be voted, or will be caused to be voted, as described in clauses (a), (b) or (c) of this paragraph, and the remaining portion of the voting power of the capital stock of Times Mirror beneficially owned by the Chandler Trusts, or with respect to which the Chandler Trusts have the right to vote, will be voted, or will be caused to be voted, with respect to the matters described in clauses (a), (b) and (c) of this paragraph in the same proportion, based on the actual votes cast, as all shares of voting capital stock of Times Mirror (other than shares owned by Chandler Trust No. 1 or Chandler Trust No. 2, or with respect to which Chandler Trust No. 1 or Chandler Trust No. 2 has the right to vote, but including shares owned by Tribune and any of its affiliates, or with respect to which Tribune or any of its affiliates has the right to vote) are voted on such matters.

  In addition, under the terms of the Voting Agreement, each of the Chandler Trusts has agreed that it will not, and it will not permit or authorize any of its directors, managers, members, trustees, stockholders, officers, employees, affiliates, agents or advisors to initiate, solicit or encourage any discussions, inquiries or proposals with any third party that constitute or may reasonably be expected to lead to a Takeover Proposal, or provide any such Person with information or assistance or discuss or negotiate with any such Person with respect to a possible Takeover Proposal. Each Chandler Trust will notify Tribune as promptly as practicable of any inquiry, discussion or proposal that constitutes or may reasonably be expected to lead to a Takeover Proposal promptly after it becomes aware of such inquiry, discussion or proposal.

  Each of the parties to the Voting Agreement has agreed to waive any and all appraisal, dissenters or similar rights that it may have with respect to the Merger and the other transactions contemplated by the Merger Agreement pursuant to the DGCL or other applicable law.

  In the event that the Merger Agreement is terminated, the Voting Agreement requires the Chandler Trusts to vigorously oppose and seek to prevent any effort by Times Mirror and/or the Board of Directors of Times Mirror, prior to the first anniversary of the termination of the Merger Agreement, to convert any shares of Series C Common into shares of Series A Common in connection with a Takeover Proposal (other than a conversion that would take effect immediately prior to or contemporaneously with the consummation of the transactions contemplated by such Takeover Proposal). The obligations of Chandler Trust No. 1 and Chandler Trust No. 2 to vigorously oppose and seek to prevent described in the immediately preceding sentence include, without limitation, the obligation of the Chandler Trusts to commence and maintain litigation contesting such conversion and pursue such litigation diligently and in good faith.

  The Voting Agreement may be terminated at the option of Tribune, on the one hand, or any of the other parties, on the other hand, at any time after the earlier of (a) the day following the Effective Time and (b) termination of the Merger Agreement in accordance with its terms; provided, that the obligations of the Chandler Trusts described in the immediately preceding paragraph will survive until the earlier of (i) the day following the Effective Time and (ii) the later of (A) the first anniversary of the termination of the Merger Agreement in accordance with its terms and (B) the resolution of any litigation brought pursuant to the provisions described in the immediately preceding paragraph. The Voting Agreement may also be terminated, as to any of the parties, by the mutual agreement of Tribune and such party; provided, that the termination as to such party will not affect the obligations of any of the other parties under the Voting Agreement. No termination of the Voting Agreement will relieve any party from liability for any material breach of its obligations under the Voting Agreement committed prior to such termination (or committed during the time period set forth in the proviso to the first sentence of this paragraph).

  Letter to Chandler Trusts. Pursuant to a letter from Tribune to the Chandler Trusts, which is filed as Exhibit (d)(3) to the Schedule TO, in connection with the Merger Agreement, Tribune has agreed to pay or reimburse the fees and expenses of financial, legal and other advisers (including Rustic Canyon Management, LLC, an entity controlled by Thomas Unterman) to the Chandler Trusts in an aggregate amount not exceeding $25 million, incurred in connection with the transaction contemplated by the Merger Agreement.

  Effects of Inability to Consummate the Merger. Pursuant to the Merger Agreement, following the consummation of the Offer and subject to certain other conditions, Times Mirror will be merged with and into Tribune. Under the terms of the Merger Agreement, each of Tribune and Times Mirror is required to call and hold a meeting of its respective stockholders as promptly as practicable for the purpose of voting upon the approval of the Merger Agreement and the Merger. Consummation of the Merger is contingent upon, among other things, the Times Mirror Stockholder Approval and the Tribune Stockholder Approval.

  If the Merger is consummated, stockholders of Times Mirror who elected not to tender their Shares in the Offer, or had fewer Shares accepted than tendered in the Offer as a result of proration, will have the ability to exchange each of their Shares in the Merger for 2.5 shares of Tribune Common Stock, or, if fewer than 28 million Shares were previously acquired by Tribune for cash, to elect to receive $95 per share in cash or a combination of cash and stock, subject to the restriction that the number of Shares entitled to receive cash in the Merger will be limited to the Cash Election Number.

  If, following the consummation of the Offer, the Merger is not consummated, Tribune will control the number of Shares purchased by it in the Offer. Under the Merger Agreement, Tribune will be entitled to representation on Times Mirror's Board of Directors (and any committees therof) in the same proportion as the number of Shares then beneficially owned by Tribune bears to the total number of Shares deemed outstanding for financial reporting purposes. As a result of its ownership of such Shares and its representation on the Times Mirror Board and committees, Tribune may be able to influence decisions of the Times Mirror Board.

  If for any reason following completion of the Offer the Merger is not consummated, Tribune reserves the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any of all Shares acquired by Tribune.

Times Mirror Board Action Relating to Executive Officers

  At a special meeting on March 2, 2000, the Executive Compensation Subcommittee of the Compensation Committee (the "Executive Compensation Subcommittee") of the Times Mirror Board adopted, among other things, certain benefits, payments and arrangements for Times Mirror's executive officers and directors upon a change of control of Times Mirror. On March 11, 2000, at a special meeting, the Board of Directors of Times Mirror reviewed, ratified and approved, among other things, the Executive Compensation Subcommittee's actions with respect to the matters set forth below. Information regarding the current salaries and bonuses of certain executive officers named in this
Section is contained under the caption "Executive Compensation" in the Information Statement attached as Schedule I to this Schedule 14D-9.

Mark H. Willes, Chairman of the Board, President and Chief Executive
Officer. Prior to the approval of the terms set forth under this caption, the Times Mirror Board reviewed reports from Times Mirror's compensation consultants, which indicated that the level of benefits approved by the Executive Compensation Subcommittee brings Mr. Willes' retirement benefits into line with competitive practices for treatment of Chief Executive Officers of comparable companies.

  Mr. Willes will remain in his current position until the Effective Time, at which time his employment will terminate. Until such time, his annual base salary will remain at its current level of $1,000,000 and Mr. Willes will continue to participate in the executive bonus incentive plan at his current target level of $1,000,000. His bonus incentive award for the year 2000 will be paid at the maximum level of $2,225,000, without any proration regardless of when the Merger occurs. In the event that the Effective Time is in the year 2001, he will receive a bonus payment for the year 2001 equal to $2,225,000, prorated to the Effective Time. Bonus payments will be paid or deferred in accordance with Mr. Willes' deferral election under the Times Mirror Deferred Compensation Plan for Executives. Mr. Willes will receive additional payments equal to one-quarter of the year 2000 bonus award and the year 2001 bonus award, if any (which represents the value of an award under the matching bonus restricted stock program of Times Mirror), without the requirement to place on deposit any personally owned shares of Times Mirror stock.

  Mr. Willes will receive severance pay equal to three times his current annual base salary plus three times his highest bonus payment in the last three years in the amount of $9,243,750. This amount will be paid in the event that Mr. Willes continues his employment with Times Mirror through the term of the contract, in the event of his death or disability before the end of the contract or in the event that Times Mirror terminates his employment before the end of the contract. In the event that any portion of any change of control, severance or any other payment to Mr. Willes is considered an excess parachute payment subject to excise tax, Mr. Willes will receive an additional payment that constitutes a full gross up for such excise tax.

  The severance payments will be paid to Mr. Willes in approximately equal payments over the three year period after the Effective Time. Mr. Willes will not receive any additional stock option grants. During his employment with Times Mirror, options will continue to vest in accordance with terms of the grants. At the Effective Time, all stock options will become fully vested, and Mr. Willes will receive the value of his outstanding stock options in accordance with his elections under the terms of the Merger Agreement. While an employee of Times Mirror during the term of his contract, restricted stock will continue to vest in accordance with the terms of the grant until the Effective Time, at which time the restricted stock award will be freed of restrictions in accordance with the actions of the Times Mirror Board with regard to the 1987 Restricted Stock Plan. Mr. Willes will also continue to be eligible to participate in the matching bonus restricted stock program. During the term of his employment, matching bonus restricted stock will continue to vest in accordance with the terms of each grant, provided that personal shares remain on deposit with Times Mirror. At the Effective Time, all shares of restricted stock will be freed of restrictions. Mr. Willes will also continue to participate in the Times Mirror Pension Plan and 401(k) Plan, as well as the Supplemental Executive Retirement Plan (the "SERP"), including credit for severance payments under the terms of those plans.

  In the event Mr. Willes continues his employment through the Effective Time, in the event of Mr. Willes' death or disability before the Effective Time, or in the event that his employment is terminated by Times Mirror before the Effective Time, Mr. Willes will receive the special retirement benefit provided for in a retirement agreement with Times Mirror. Regardless of his date of termination of employment under the terms of this employment agreement, the enhanced benefit of $970,000 per year would commence on April 1, 2002 and would be payable as a 50% joint and survivor annuity with his wife as the joint annuitant. This benefit equals the total pension benefit from Times Mirror, including benefits earned under the Times Mirror Pension Plan and the SERP. In the event that Mr. Willes voluntarily terminates his employment prior to the Effective Time, he will receive a retirement benefit determined under the terms of the SERP, based on his highest five year average salary plus his highest five year average bonus, and benefit service earned with Times Mirror plus 15 years of service, which benefit will be reduced by Times Mirror early retirement factors and $204,332 per year and will be payable as a subsidized 50% joint and survivor annuity. This payment may commence as of any date that Mr. Willes selects. In accordance with Times Mirror's practices, if Mr. Willes continues his employment through the Effective Time or if his employment is terminated by Times Mirror before the Effective Time, Mr. Willes will be provided with company-paid financial counseling, furnished and functional office space and secretarial support for seven years after the termination of his employment.

Other Executive Officers. The following benefits, payments and arrangements were approved for other Times Mirror executive officers upon a change in control of Times Mirror.

  Base Salaries. Base salaries will continue at current levels until the Effective Time, subject to review and adjustment under Times Mirror's regular salary review procedures.

  Bonus Incentive Awards. Provided that an executive officer is an active employee of Times Mirror as of the Effective Time, if the Merger occurs at any time during the year 2000, the Executive Incentive Plan ("EIP") bonus incentive award for the year 2000 will be paid at the maximum level of 225% of the full-year bonus incentive target. Awards earned for the year 2000 will not be prorated. If the Merger occurs during the year 2001, the bonus award for 2000 will be paid at the maximum level without any proration to any executive who is an employee as of December 31, 2000. The awards will be paid or deferred in accordance with the executive's deferral election under the Times Mirror Deferred Compensation Plan regarding the year 2000 bonus. Bonus awards will be paid at the earlier of the executive's termination of employment by Tribune or December 31, 2000. Deferrals of the year 2000 bonus incentive award will be credited to the deferred compensation plan as of the earlier of the Effective Time or December 31, 2000. Provided an executive officer is an active employee of Times Mirror as of the Effective Time, if the Merger occurs in the year 2001, the EIP bonus incentive award for the year 2001 will be a prorated amount of the year 2000 bonus award earned, and will be paid or deferred as of the Effective Time.

  Special Severance Payments. In the event that an executive officer is terminated as of the Effective Time or within the severance protection period (as described under the caption "Severance Protection Period"), and is eligible for severance, the following severance amounts will be paid:

    3 times the sum of current salary plus highest bonus within last three years for Horst A. Bergmann, Kathryn M. Downing, Raymond A. Jansen, Jr. and Efrem Zimbalist III;

    2.5 times the sum of current salary plus highest bonus within last three years for Roger H. Molvar and James R. Simpson; and

    2 times the sum of current salary plus highest bonus within last three years for Edward L. Blood, Rajender K. Chandhok, Debra A. Gastler and William A. Niese.

  Eligibility for Severance. For Kathryn M. Downing, special severance payments will be paid if, during the severance protection period described below, her employment is terminated by Tribune for any reason, or if she chooses to leave the employment of Tribune voluntarily. For other executive officers, special severance payments will be paid if, during the severance protection period described below, the executive is involuntarily terminated by Tribune for other than cause or voluntarily terminates employment for good reason.

  Severance Protection Period. For executive officers, the special severance protection period will be the 24 month period after the Effective Time.

  Excess Parachute Payments. In the event that any portion of any change of control, severance or any other payment to an executive officer of Times Mirror, including the payments to Mr. Willes described above, is considered an excess parachute payment subject to excise tax, the executive officer will receive an additional payment that constitutes a full gross up for such excise tax.

  Executive Perquisites. Executive officers who are currently eligible for company-paid or reimbursed perquisites (including, without limitation, financial counseling, executive physicals, club memberships) will have these benefits extended during the severance protection period and the period of the severance, if any.

  Outplacement. Executives officers will receive outplacement services for a period of one year after termination of employment, up to a maximum of $15,000 or may elect to receive the specified amount as a cash payment in lieu of outplacement services.

  Deferred Compensation Plan for Executives and Directors. The deferred compensation plan currently provides that in the event of a change of control, participants may elect to receive an immediate lump sum payment with a 10% penalty for the unscheduled withdrawal.

  Excess Pension Plan. Provided an executive officer is an employee at the Effective Time, benefits earned under the Excess Pension Plan will be fully vested at the Effective Time.

  Qualified Retirement Plans. Times Mirror's qualified retirement plans will be amended to provide that benefits earned by participants who are employees at the Effective Time will be fully vested at the Effective Time.

  COBRA Reimbursement Payment. Executive officers whose employment is terminated within the severance protection period will receive a payment equal to the number of months of severance they are eligible to receive (up to a maximum of 18 months) times the COBRA premium for the managed care program at the time of their termination of employment.

  SERP. The SERP provides that, upon the change of control, SERP benefits accrued to the Effective Time will become fully vested. All SERP participants who receive a year 2000 bonus incentive award will have such payment included in the computation of their final average compensation under the SERP. Further, all SERP participants will receive credit under SERP for any special severance payments which may be paid as a result of the Merger.

  Retiree Medical Benefits. Executive officers who have met the age and service requirements for retiree medical benefits as of the date of the change of control and who are terminated on account of the change of control will be eligible for Times Mirror's pre- and post- age 65 retiree medical coverage or an equivalent or better health care plan provided by Tribune.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Board Recommendation

  On March 12, 2000, the Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the stockholders of Times Mirror, (b) approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and
(c) recommended that the holders of Shares who desire cash consideration for their Shares accept the Offer and tender their Shares pursuant to the Offer, and approve and adopt the Merger Agreement and the transactions contemplated thereby. Copies of a press release announcing the Merger and the Offer and the transactions contemplated thereby and a letter to the Times Mirror stockholders relating to the Offer, the Merger and the transactions contemplated thereby are filed as Exhibits 99 to the Form 8-K, filed on March 13, 2000, of Times Mirror, and Exhibit (a)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

  On April 25, 1999, John Madigan, Chief Executive Officer of Tribune, met with Mark Willes, Chairman of the Board, President and Chief Executive Officer of Times Mirror. At this meeting, Mr. Madigan proposed to Mr. Willes the possibility of a business combination between Tribune and Times Mirror. At the end of the meeting, Mr. Willes requested more detailed information about the proposal.

  On May 27, 1999, Mr. Madigan sent a letter to Mr. Willes describing Tribune's view of the strategic benefits of the proposed combination. On June 8, 1999, Mr. Willes called Mr. Madigan to request financial projections supporting the benefits of the combination. Mr. Madigan responded to Mr. Willes' request with a letter dated June 9, 1999, which contained pro forma projections for the combination. These projections were based on a merger between Tribune and Times Mirror in which 50% of the consideration would be paid in Tribune Common Stock and 50% of the consideration would be paid in cash, at a price of $82.50 per Share.

  Mr. Willes replied with a letter to Mr. Madigan dated June 17, 1999. Mr. Willes' letter requested that correspondence regarding a business combination between Tribune and Times Mirror cease, citing the perceived inability of the Chandler Trusts to be able to agree to this type of transaction, but expressed interest in a possible joint venture between Tribune's Los Angeles television station and Times Mirror's Los Angeles newspaper. On June 21, 1999, Mr. Madigan and Mr. Willes discussed by telephone the possibility of a Los Angeles television/newspaper joint venture.

  On July 1, 1999, Mr. Willes sent Mr. Madigan a letter stating that, after consulting with his associates, Times Mirror would decline Tribune's offer to explore the possible joint venture. On July 15, 1999, Mr. Madigan responded with a letter to Mr. Willes stating that he regretted Mr. Willes' decision to abandon the discussions. There were no further discussions between Tribune and Times Mirror on the subject of a business combination or joint venture until November 1999.

  On November 9, 1999, Jack Fuller, President of Tribune Publishing, and Thomas Unterman, then Chief Financial Officer of Times Mirror and the Manager of Rustic Canyon Partners, LLC, the general partner of TMCT Ventures, which is a venture capital fund in which the Chandler Trusts have an 80% interest, met at a regularly scheduled meeting of the board of another company on which they both serve. During a break in the meeting, the participants engaged in a general discussion of issues relating to Times Mirror. At the end of the break, Messrs. Fuller and Unterman had a brief discussion regarding whether a transaction between Times Mirror and Tribune could be feasible for the Chandler Trusts. Mr. Unterman said he would be in Chicago over Thanksgiving and said he might be available then to talk.

  On November 11, 1999, Mr. Fuller spoke with Mr. Unterman by telephone to arrange a meeting with Mr. Unterman on November 27. On November 27, 1999, Messrs. Madigan and Fuller met with Mr. Unterman and told him that Tribune would be interested in exploring the possibility of a combination. Mr. Unterman explained his understanding of certain transaction parameters resulting from certain requirements of the Chandler Trusts that might affect the ability of the Chandler Trusts to engage in such a transaction. At the end of this meeting, a meeting between Messrs. Madigan and Fuller and representatives of the Chandler Trusts was suggested.

  On January 5, 2000, Messrs. Madigan and Fuller met with representatives of the Chandler Trusts to discuss the possibility of a business combination between Tribune and Times Mirror. At the conclusion of this meeting, it was agreed that discussions should continue and that representatives of the Chandler Trusts would visit Tribune management in Chicago in February. On February 9, 2000, members of Tribune's senior management made a presentation to representatives of the Chandler Trusts regarding the strategic and financial rationale supporting a transaction between the companies.

  On February 14, 2000, Tribune's Board of Directors met at a regularly scheduled meeting and discussed the possible combination. The Tribune Board authorized continued discussions with the Chandler Trusts and discussions with Times Mirror. Thereafter, representatives of Tribune and representatives of the Chandler Trusts continued their discussions. This included discussion of the structure of the proposed transaction because of the desire of the Chandler Trusts to engage in a tax-free transaction and discussion of possible participation in governance by some persons associated with the Chandler Trusts. The governance participation discussed was with respect to the Tribune Board and a separate board that would be created to oversee the Los Angeles Times.

  On February 29, 2000, representatives of the Chandler Trusts met with Mr. Willes to inform him of their intention to pursue a transaction with Tribune and to propose that the Times Mirror Board of Directors approve such a transaction. Times Mirror contacted Goldman, Sachs & Co. ("Goldman Sachs") and engaged Goldman Sachs as its financial advisor in connection with the possible sale of all or a portion of Times Mirror.

  On March 1, 2000, representatives of the Chandler Trusts met with members of the senior management of Times Mirror and representatives from Times Mirror's regular outside corporate counsel, Gibson, Dunn & Crutcher LLP ("Gibson, Dunn") and Goldman Sachs to describe the status of the discussions between the Chandler Trusts and Tribune, the requirements of the Chandler Trusts in order to proceed with a transaction and their interest in addressing the Times Mirror Board of Directors on the transaction and in moving forward with a transaction promptly. Representatives of the Chandler Trusts indicated that they expected that Times Mirror would receive a proposal from Tribune shortly, possibly as early as March 3, 2000, following a scheduled meeting of the Tribune Board of Directors.

  On March 2, 2000, during an executive session of a regularly scheduled meeting of the Times Mirror Board of Directors, Mr. Willes advised the non-Chandler Trust members of the Times Mirror Board of Directors of the status of developments and Gibson, Dunn and Times Mirror's financial advisors addressed various aspects of the proposed transaction. The directors approved the retention of Goldman Sachs as Times Mirror's financial advisor with respect to the proposed transaction, and decided to retain Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") as special counsel to the non-Chandler Trust members of the Times Mirror Board of Directors, with Gibson, Dunn continuing to represent Times Mirror. The Chandler Trust directors and the legal advisors (Munger, Tolles & Olson LLP) and financial advisors (Morgan Stanley & Co., Incorporated) to the Chandler Trusts then joined the meeting and made a presentation regarding the background of their discussions with Tribune, the specific requirements of a transaction that were necessary for the Chandler Trusts to proceed, the strategic advantages of a combination with Tribune and the desire of the Chandler Trusts to move forward with a transaction. The representatives of the Chandler Trusts indicated that there had been no detailed discussions about price.

  On March 3, 2000, the Tribune Board of Directors met and approved an offer to acquire Times Mirror through a merger at $90 per Share, on the terms described below, subject to the offer not being disclosed to the public or any third party. Mr. Madigan then sent a letter to the Times Mirror Board of Directors and the trustees of the Chandler Trusts setting forth Tribune's offer. The offer provided for a 50% cash/50% stock election merger, at a price of $90 per Share in cash or its equivalent in shares of Tribune Common Stock. The offer also contemplated participation in governance by some persons associated with the Chandler Trusts, both with respect to the Tribune Board and a separate Los Angeles Times board. The offer was conditioned on the agreement of the Chandler Trusts to commit to vote all of their Shares in favor of the proposed merger and against any competing transactions, and on the merger agreement not being terminable if a competing proposal was made to Times Mirror unless the stockholders of Times Mirror failed to approve the transaction at a meeting of such stockholders.

  On March 6, 2000, counsel for Tribune provided Gibson, Dunn and Skadden Arps and counsel for the Chandler Trusts with a proposed form of merger agreement and voting agreement reflecting the terms of Tribune's offer. On March 8, 2000, the non-Chandler Trust members of the Times Mirror Board of Directors convened with their financial and legal advisors to review the Tribune offer. Representatives of Skadden Arps reviewed with the directors their duties in the context of the proposal as well as the impact of the provision of Times Mirror's Charter that would permit the directors in their sole discretion in connection with their approval of a merger to convert the high voting Series C Common (including Shares held by the Chandler Trusts) to low voting Series A Common. Goldman Sachs reviewed Times Mirror's current and projected financial performance, Tribune's business, strategy, financial performance and reputation in the market, and various valuation models for Times Mirror and other newspaper acquisitions which had been recently completed. Goldman Sachs also addressed the potential interest of other acquirors. After an extended discussion, these directors directed their advisors to indicate to Tribune and the Chandler Trusts that the $90 per Share price was too low and would need to be increased before Times Mirror was prepared to pursue a transaction with Tribune. These directors further indicated that they had significant reservations about the scope of the voting agreement required by Tribune, particularly in light of the Times Mirror Charter provisions permitting the conversion of the shares of Series C Common to shares of Series A Common in certain circumstances.

  On March 9, 2000, representatives of Times Mirror met with representatives of the Chandler Trusts and reviewed the Times Mirror Board's reaction to the proposal, the need for an increased price and the Board's resistance to the scope of the voting agreement. In the course of those discussions the Times Mirror Charter provision providing for conversion of the shares of Series C Common was discussed. The representatives of the Chandler Trusts forcefully objected to the non-Chandler Trust directors' view of the availability of that provision, indicating their belief that any conversion pursuant to such provision was intended to be effective only upon consummation of a transaction and not in advance of such consummation, and stated that any attempt to utilize the provision would be litigated by the Chandler Trusts. The parties discussed possible alternative structures for the transaction that might ensure that the public stockholders were treated at least as favorably as the Chandler Trusts and would permit another potential acquiror to make a competing proposal.

  On March 10, 2000, representatives of Tribune, Times Mirror and the Chandler Trusts met to discuss the terms of the proposed merger and to commence management interviews and due diligence. The representatives of Times Mirror told the representatives of Tribune that, while the Times Mirror Board of Directors had not yet authorized any transaction, they believed that any transaction would need to be at a higher price than $90 per Share, and with a structure that would ensure that the public stockholders had the opportunity to receive all stock for their shares of Times Mirror if they so desired. The Times Mirror representatives also suggested the possibility of a cash tender offer as a first step in a two-step acquisition, in order to allow Times Mirror stockholders the opportunity to receive cash for their Shares significantly earlier than they would in a one-step merger. The representatives of the Chandler Trusts told the Tribune representatives that the Chandler Trusts agreed with the foregoing Times Mirror position and further required a structure that would guarantee that the Chandler Trusts could elect to receive all stock in the transaction. Finally, the Times Mirror representatives also objected to Tribune's requirement that the Chandler Trusts enter into the proposed voting agreement unconditionally obligating them to vote their shares of Series C Common representing approximately 67% of the Times Mirror voting power in favor of the merger.

  On March 11, 2000, the Tribune Board of Directors met to approve increasing the price of the cash portion of its offer to $92.50 per Share (leaving the stock portion at $90 per Share), to provide for a tender offer preceding the merger for up to 28 million Shares, and to provide for an unlimited stock election in the merger, subject to the Chandler Trusts entering into a voting agreement requiring the Chandler Trusts to vote their shares of Series C Common in favor of the merger. Following this meeting, representatives of Tribune informed representatives of Times Mirror and of the Chandler Trusts of these revisions to Tribune's proposal.

  In the afternoon of March 11, the non-Chandler Trust members of the Times Mirror Board met with their legal and financial advisors to consider the status of the discussions with representatives of the Tribune and the Chandler Trusts as well as the terms of the revised proposal from the Tribune. Representatives from Goldman Sachs and Skadden Arps advised these directors that, while the revised Tribune proposal now provided all Times Mirror stockholders who desired to receive all Tribune Common Stock for their Shares of Times Mirror Common Stock with the opportunity to do so, the proposal still did not permit termination of the merger agreement by Times Mirror in the event of a proposal from a third party and continued to be conditioned upon the Chandler Trusts entering into a voting agreement at the time of execution of any merger agreement requiring the Chandler Trusts to vote their shares of Series C Common at their full voting power in favor of the merger, thus assuring stockholder approval of the transaction proposed by Tribune. The advisors also conveyed to these directors the views of the representatives of the Chandler Trusts that the Times Mirror Board did not have the right to convert the Series C Common into Series A Common in a manner that would prevent the Series C Common from voting on the proposed merger at its full voting power, and that any attempt to do so would be vigorously resisted by the Chandler Trusts. At the end of the meeting, these directors instructed their advisors to continue to seek to improve the economic terms of the proposed transaction and to seek to modify the terms of the voting agreement.

  The directors who are associated with the Chandler Trusts then joined the meeting and the full Times Mirror Board reviewed and approved various actions taken by the Executive Compensation Subcommittee on March 2, 2000 with respect to severance and other employee benefits upon a change of control of Times Mirror. For a discussion of the actions taken, see "Times Mirror Board Action Relating to Executive Officers." Following that portion of the meeting, Mr. Madigan and other Tribune executives made a presentation to the full Times Mirror Board of Directors, joined by certain trustees of the Chandler Trusts, regarding the financial performance and future prospects of Tribune and the perceived benefits of the Tribune-Times Mirror combination.

  In the evening of March 11, representatives of Times Mirror and representatives of the Chandler Trusts informed the Tribune representatives that Times Mirror and the Chandler Trusts would be willing to agree to a transaction at $95 per Share in cash for up to 28 million Shares and an exchange ratio of 2.5 shares of Tribune Common Stock for each Share that did not elect cash (representing a value of $93 in Tribune Common Stock for each Share electing Tribune Common Stock based on the closing price of the Tribune Common Stock on March 10, 2000). The representatives of Times Mirror and of the Chandler Trusts also said that they would agree to the proposed voting agreement; provided, however, that, in the event a third party were to submit a competing bid prior to completion of the Tribune tender offer that caused the Times Mirror Board to change its recommendation, the Chandler Trusts' commitment to vote in favor of the transactions with Tribune would apply only to 28% of the total voting power of Times Mirror, with the remaining Shares held by the Chandler Trusts voted in proportion to the vote of the Shares not held by the Chandler Trusts. The representatives of Tribune informed the Times Mirror representatives and the Chandler Trusts' representatives that they would be willing to recommend that the Tribune Board approve these economic terms, but only if the Chandler Trusts agreed unconditionally to vote all of their Shares in favor of the transaction and the Board did not take any action to convert the Series C Common into Series A Common. Tribune also indicated that its proposal, by its terms, would expire on March 13 if it was not accepted by that time.

  On March 12, 2000, counsel for Tribune met with Skadden Arps to discuss possible means of resolving the parties' disagreement with respect to the terms of the voting agreement with the Chandler Trusts. Following these meetings, the Tribune representatives informed the Times Mirror representatives and the Chandler Trusts' representatives that they would be willing to recommend to the Tribune Board that it approve a voting agreement providing that the Chandler Trusts' commitment to vote in favor of the transactions with Tribune would be reduced to 40% of the total voting power of Times Mirror (with the remaining Shares held by the Chandler Trusts voted in proportion to the vote of the Shares not held by the Chandler Trusts) in the event a competing offer were made that caused the Times Mirror Board to change its recommendation of the Tribune offer within 20 days of the announcement of the execution of the merger agreement, but only in the event that the exchange ratio was 2.35 shares of Tribune Common Stock for each Share that did not elect cash. The representatives of Times Mirror responded that, based upon the overall terms of the proposed transaction, they would be willing to support these terms in their presentation to the Times Mirror Board if the exchange ratio remained at the previously proposed 2.5. The representatives of Times Mirror and of the Chandler Trusts also provided the Tribune representatives with their other comments on the proposed forms of merger agreement and voting agreement.

  In the evening of March 12, 2000, the Board of Directors of Tribune met, approved the revisions to the Tribune proposal described above but with an exchange ratio of 2.5, authorized Tribune to enter into the Merger Agreement and the Voting Agreement on these terms, and resolved to recommend approval of the transaction to Tribune stockholders. Following the meeting of the Tribune Board, the Board of Directors of Times Mirror met, and after reviewing all aspects of the proposed transaction, approved the transaction on these revised terms, authorized Times Mirror to enter into the Merger Agreement, and resolved to recommend approval of the transaction to Times Mirror stockholders. On March 13, 2000, following finalization of the Merger Agreement and the Voting Agreement on these terms, Tribune and Times Mirror executed the Merger Agreement, and Tribune, the Chandler Trusts and the other parties to the Voting Agreement executed the Voting Agreement.

Reasons For Recommendation

  In making the determinations and recommendations set forth in this Item 4, the Board considered a number of factors, including, without limitation, the factors mentioned in the section entitled "Background" above and the following:

    (1) The financial and other terms of the Offer, the Merger, the Merger Agreement and the related transaction agreements.

    (2) The historical and recent market prices for the Shares, and that the $95 per Share cash consideration to be paid in the Offer and the 2.5 Shares of Tribune Common Stock to be exchanged in the Merger, on a blended basis, represented a significant premium of approximately 100% over the closing price on the New York Stock Exchange of Series A Common ($47.94 per share of Series A Common) on the last trading day prior to the announcement of the execution of the Merger Agreement.

    (3) The oral opinion of Goldman Sachs, received by the Times Mirror Board on March 12, 2000, which was subsequently confirmed by its written opinion, that as of the date of the opinion, the stock consideration and cash consideration to be received by the holders of Shares, in the aggregate is fair from a financial point of view to the holders of Shares receiving such consideration. A copy of Goldman Sachs' written opinion, dated March 13, 2000, which sets forth the procedures followed, the matters reviewed and the assumptions made by Goldman Sachs, is attached as Schedule III to this Schedule 14D-9, and is incorporated herein by reference. Times Mirror's stockholders are urged to read Goldman Sachs' opinion in its entirety.

    (4) The terms and conditions of the Merger Agreement and the Offer and, in particular, the structure of the transaction providing Times Mirror stockholders with the option of receiving (i) cash for their Shares pursuant to the Offer, subject to certain conditions, (ii) shares of Tribune Common Stock on a tax-free basis or (iii) a combination of cash and shares of Tribune Common Stock.
    (5) The fact that the Times Mirror stockholders will have the opportunity to hold equity in Tribune, a corporation with significant and diverse businesses and moreover, that stockholders electing to receive shares of Tribune Common Stock will continue to have the opportunity to obtain a control premium in a future transaction involving Tribune.
    (6) The fact that Tribune's editorial independence and journalism quality is consistent with Times Mirror's traditions and integrity in the media field.
    (7) The fact that Chandler Trust No. 1 and Chandler Trust No. 2, who are parties to the Voting Agreement and hold approximately 32% of the outstanding Shares (including their interests in TMCT, LLC and TMCT II,
  LLC) and control approximately 67% of the voting power of Times Mirror, were in favor of the Merger, the Offer and the transactions contemplated thereby.
    (8) The high likelihood that the transactions contemplated by the Merger Agreement and the Offer would be consummated, particularly in light of Tribune's reputation, ability to finance the transactions, lack of any financing condition in the Merger Agreement and ability to terminate the Offer and the Merger Agreement only in limited circumstances.
    (9) Times Mirror's future prospects, financial resources and condition, ability to access the capital markets, as well as the increased competition in all segments of Times Mirror's business from other companies and the significant challenges that Times Mirror would face if it did not proceed with the proposed transaction with Tribune.
    (10) The belief by the Times Mirror Board that, after review by independent members of the Times Mirror Board, the transactions were fair and equitable to, and presented an attractive valuation, for Times Mirror stockholders.

  The Times Mirror Board additionally considered potential detriments involved in the Offer and the Merger, which include, but are not limited to, the following:

    (1) Provisions of Times Mirror's Charter discussed above under the caption "Background of the Offer;" relating to and affected by the conversion of shares of Series C Common into shares of Series A Common in conjunction with the Merger and the views of the Chandler Trusts with respect to such conversion.

    (2) The conditions imposed during the negotiation of the Merger and the terms of the Merger Agreement limiting Times Mirror's ability to consider other proposals by third parties and requiring Times Mirror to pay a $250 million termination fee under certain circumstances, which make it more difficult for Times Mirror to engage in a transaction superior to that contemplated by the Merger Agreement.

The Times Mirror Board, however, determined that the foregoing detriments were outweighed by the potential benefits of the transactions described above.

  The foregoing discussion of the information and factors considered and given weight by the Times Mirror Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, the Times Mirror Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Times Mirror Board may have assigned different weights to different factors.

Intent To Tender

  Pursuant to the Voting Agreement, Chandler Trust No. 1 and Chandler Trust No. 2, who are signatories to the Voting Agreement and who hold approximately 67% of the voting power of the outstanding Shares, as well as certain other affiliates of Times Mirror who hold shares of Series A Common or shares of Series C Common that under Delaware law are not outstanding for voting purposes, agreed not to tender their Shares in the Offer. Such stockholders further agreed (a) not to contract to sell, sell or otherwise transfer or dispose of any of their Shares other than pursuant to the Merger or through transfer to a party who executes the Voting Agreement, (b) to vote all, or part if a Superior Proposal is involved, of the Shares which they beneficially own (i) in favor of the Merger Agreement, the Merger and the other transactions contemplated thereby, (ii) against any action or agreement that could reasonably be expected to result in a breach by Times Mirror under the Merger Agreement or a related agreement or to materially impede or otherwise adversely affect the Merger or the other transactions contemplated thereby, and (iii) against any Takeover Proposal. The Voting Agreement additionally provides that certain stockholders who are signatories thereto will receive Tribune Common Stock in the Merger in respect of the Shares owned beneficially by each of them.

  Although each of Times Mirror's directors and executive officers will make his or her own determination, based on individual and personal financial and other circumstances, at the present time Times Mirror is aware that certain of such directors and executive officers presently do not intend to tender all of their Shares pursuant to the Offer, but instead intend to elect to receive shares of Tribune Common Stock pursuant to the Merger.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

  By letter agreement dated as of March 3, 2000, Times Mirror engaged Goldman Sachs as financial advisor in connection with the possible sale of all or a portion of Times Mirror. Pursuant to the letter agreement, Goldman Sachs agreed to provide Times Mirror with financial assistance and investment banking services in connection with the potential transaction, including, at Times Mirror's request, the rendering of an opinion as to the fairness from a financial point of view of the financial consideration to be received by stockholders of Times Mirror in connection with the sale of 50% or more of the outstanding common stock of Times Mirror.

  In exchange for Goldman Sachs' services, Times Mirror agreed to pay to Goldman Sachs the following fees: (a) a retention fee of $2 million in cash,
(b) a transaction fee of 0.35% of the aggregate consideration paid for the purchase of 50% or more of the outstanding common stock or the assets (based on the book value thereof) of Times Mirror, less any fees already paid pursuant to (a) above, and (c) any reasonable out-of-pocket expenses, including attorneys' fees and taxes, arising in connection with Goldman Sachs' services. Times Mirror additionally agreed to indemnify Goldman Sachs and related persons against certain liabilities in connection with Goldman Sachs' engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Except as set forth in Schedule II, no transactions in the Shares have been effected during the past 60 days by Times Mirror or any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Times Mirror in response to the Offer which relate to a tender offer or other acquisition of the Times Mirror's securities by Times Mirror, any subsidiary of Times Mirror or any other person.

  (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Times Mirror in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Times Mirror or any subsidiary of Times Mirror, (ii) a purchase, sale or transfer of a material amount of assets of Times Mirror or any subsidiary of Times Mirror, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Times Mirror.

  (c) Except as indicated in Items 3 and 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Information Provided Pursuant to Rule 14f-1 Under the Exchange Act. The Information Statement attached hereto as Schedule I is being furnished to the stockholders of Times Mirror in connection with the possible designation by the Tribune, pursuant to the Merger Agreement, of certain persons to be appointed to the Times Mirror Board other than at a meeting of Times Mirror's stockholders, and such information is incorporated herein by reference.

  Certain Financial Projections (Unaudited). In the course of discussions between representatives of Times Mirror and Tribune, Times Mirror provided Tribune's representatives with certain projections of future operating performance of Times Mirror prepared by Times Mirror's management for fiscal years 2000, 2001 and 2002 (the "Plan Projections"). Such information has been set forth below for the limited purpose of giving stockholders access to projections by Times Mirror's management that were available for review by Tribune in connection with the Offer.

  The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond Times Mirror's or Tribune's control, and does not take into account any changes in Times Mirror's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Times Mirror or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of Tribune, Times Mirror or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and Times Mirror has made no representations to Tribune regarding such information.

                            2000-2002 Business Plan
                                ($ in millions)

                                                         Plan    Plan    Plan
                                                         2000    2001    2002
                                                        ------  ------  ------
Total Revenue.......................................... $3,215  $3,385  $3,574
Operating Profit....................................... $  535  $  592  $  643
Margin.................................................   16.7%   17.5%   18.0%
Interest Expense (Net).................................   (122)   (123)   (127)
Other Income...........................................     22       7       6
                                                        ------  ------  ------
Pretax Earnings........................................ $  435  $  476  $  522
Taxes..................................................   (187)   (205)   (224)
                                                        ------  ------  ------
Net Income............................................. $  248  $  271  $  298
Preferred Dividends....................................     (8)     (8)     (8)
                                                        ------  ------  ------
Net to Common Shares................................... $  240  $  263  $  290
Earnings Per Share..................................... $ 3.70  $ 4.05  $ 4.45
Diluted Shares.........................................   66.6    66.6    66.6

  Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Schedule 14D-9 for the limited purpose of giving stockholders access to projections by Times Mirror's management that were made available to Tribune. Information was prepared by Times Mirror's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning Times Mirror's operations and business prospects in 2000 through 2002, including the assumption that Times Mirror would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Times Mirror's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which Times Mirror operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to Tribune by Times Mirror. Neither Tribune's nor Times Mirror's independent accountants have examined or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither Tribune nor Times Mirror nor any other party assumes any responsibility for the accuracy or validity of the foregoing Plan Projections. Neither Tribune nor Times Mirror intends to provide any updated information with respect to any forward-looking statements.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit
 Number                                Description
 -------                               -----------
 (a)(1)  Offer to Purchase, dated March 21, 2000 (incorporated by reference to
          Exhibit (a)(1) to the Schedule TO, filed on March 21, 2000, of
          Tribune Company).

 (a)(2)  Letter of Transmittal (incorporated herein by reference to Exhibit
          (a)(2) to the Schedule TO, filed on March 21, 2000, of Tribune
          Company).

 (a)(3)  Letter to holders of The Times Mirror Company common stock, dated
          March 21, 2000 (included with Schedule 14D-9 mailed to stockholders).

 (a)(4)  Fairness Opinion of Goldman, Sachs & Co. dated March 13, 2000
          (included as Schedule III hereto).

 (a)(5) Joint Press Release of The Times Mirror Company and Tribune Company, dated March 13, 2000 (incorporated by reference to Exhibit 99 to the Form 8-K, filed on March 13, 2000, of The Times Mirror Company).

 (e)(1)  Agreement and Plan of Merger, dated as of March 13, 2000, between
          Tribune Company and The Times Mirror Company, including Conditions to the Offer (incorporated by reference to Exhibit 2.1 to the Form 8-K, filed on March 13, 2000, of The Times Mirror Company).

 (e)(2) Voting Agreement, dated as of March 13, 2000, among Tribune Company and certain stockholders of The Times Mirror Company (incorporated by reference to Exhibit 2.2 to the Form 8-K, filed on March 13, 2000, of The Times Mirror Company).

 (e)(3)  Letter, dated March 13, 2000, from Tribune Company to Chandler Trust
          No. 1 and Chandler Trust No. 2 (incorporated by reference to Exhibit
          (d)(3) to the Schedule TO, filed on March 21, 2000, of Tribune
          Company).

 (g)     None.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: March 21, 2000

                                          THE TIMES MIRROR COMPANY

                                                   /s/ MARK H. WILLES
                                          By: _________________________________
                                             Mark H. Willes
                                             Chairman of the Board, President
                                              and Chief Executive Officer

                                  SCHEDULE I

                           THE TIMES MIRROR COMPANY
                              TIMES MIRROR SQUARE
                         LOS ANGELES, CALIFORNIA 90053

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This information statement ("Information Statement") is being mailed on or about March 21, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of Series A Common Stock, par value $1.00 per share, and Series C Common Stock, par value $1.00 per share (collectively, the "Common Stock" or the "Shares"), of The Times Mirror Company, a Delaware corporation ("Times Mirror"). It is being furnished pursuant to that certain Agreement and Plan of Merger, dated as of March 13, 2000 (the "Merger Agreement"), between Times Mirror and Tribune Company, a Delaware corporation ("Tribune"). Pursuant to the terms of the Merger Agreement, Tribune will make an offer to purchase the Shares tendered by Times Mirror's stockholders (the "Offer"). Following completion of the Offer, Times Mirror will merge (the "Merger") with and into Tribune, and Tribune shall be the surviving corporation (the "Surviving Corporation").

  Tribune commenced the Offer on Tuesday, March 21, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, April 17, 2000, unless it is extended by Tribune in accordance with the Merger Agreement.

  The Merger Agreement provides that, upon the consummation of the Offer, Times Mirror shall cause certain designees of Tribune (the "Tribune Designees") to be elected to the Board of Directors of Times Mirror (the "Board"). If, however, the Merger Agreement is terminated or if Tribune does not accept the Shares tendered for exchange, then Tribune will not have any right to designate directors for election to the Board.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

                        OWNERSHIP OF VOTING SECURITIES

  As of March 8, 2000, Times Mirror had, for voting purposes, 36,286,678 shares of Series A Common Stock issued and outstanding and 18,196,797 shares of Series C Common Stock issued and outstanding. Each share of Series A Common Stock is entitled to one vote and each share of Series C Common Stock is entitled to ten votes on all matters. The stockholders have the right to elect directors by cumulative voting, with each share allocated a number of votes equal to the votes to which the share is entitled times the number of directors to be elected, which votes may be cast for one candidate or distributed among any two or more candidates.

Beneficial Ownership of Certain Stockholders

  The following table sets forth the ownership of the outstanding shares of the voting securities of Times Mirror as of March 8, 2000 (except as otherwise noted), held by persons known to Times Mirror to beneficially own more than 5% of the outstanding shares of a class of voting securities of Times Mirror and by certain employee benefit plan trusts maintained by Times Mirror for various qualified retirement plans for employees of Times Mirror and its subsidiaries. Unless otherwise indicated, beneficial ownership numbers represent shares over which the beneficial owner has sole voting and dispositive power.

                                    Series A              Series C
Name and Address of Beneficial       Common   Percent of   Common   Percent of
Owner                                 Stock   Series(1)    Stock    Series(1)
------------------------------      --------- ---------- ---------- ----------
The Trustees of the Chandler
 Trusts(2)(3)......................       --      --     14,521,654   79.80%
 350 West Colorado Boulevard
 Suite 230
 Pasadena, CA 91105
The Times Mirror Employee Stock
 Ownership Trust(4)................ 2,864,934    7.90%    1,356,244    7.45%
 Times Mirror Square
 Los Angeles, CA 90053
Times Mirror Savings Plus Plan
 Trust(5).......................... 2,057,887    5.67%      137,092      *
 Times Mirror Square
 Los Angeles, CA 90053
Putnam Investments, Inc.(6)........ 4,932,511   13.59%          --      --
 Marsh & McLennan Companies, Inc.
 Putnam Investment Management, Inc.
 The Putnam Advisory Company, Inc.
 One Post Office Square Boston, MA
  02109
FMR Corp.(7)....................... 4,227,771   11.65%          --      --
 82 Devonshire Street
 Boston, MA 02109

--------
 * Less than one percent

(1) The percentages are based on the number of shares outstanding for voting purposes of each class of voting securities as of March 8, 2000, as reflected in the records of Times Mirror. Shares of Series C Common Stock automatically convert into shares of Series A Common Stock upon being transferred, other than transfers to certain permitted transferees as specified in Times Mirror's Amended and Restated Certificate of Incorporation.

(2) On March 8, 2000, the Chandler Trusts owned in the aggregate 14,521,654 shares of Series C Common Stock. In addition to her interests in shares held by the Chandler Trusts, Gwendolyn Garland Babcock, a trustee of the Chandler Trusts, holds 23,800 shares of Series A Common Stock (over all of which Mrs. Babcock has sole voting and dispositive power), including 20,000 shares of Series A Common Stock which she may acquire upon exercise of outstanding stock options and 2,057 stock units deferred under The Times Mirror Non-Employee Directors Stock Plan. Her husband holds 900 shares of Series A Common Stock and 448 shares of Series C
     Common Stock. In addition to Mrs. Babcock, four other trustees of the Chandler Trusts own Series A Common Stock individually or as trustee as follows: 113,801 shares of Series A Common Stock and 57,264 shares of Series C Common Stock owned by Camilla Chandler Frost plus 106,650 shares of Series A Common Stock held by a foundation controlled by her, her son, and William Stinehart, Jr.; 9,330 shares by William Stinehart, Jr. (of which he has sole voting and dispositive power over 8,587 shares), including 5,000 shares of Series A Common Stock which he may acquire upon the exercise of outstanding stock options, 3,587 stock units deferred under The Times Mirror Non-Employee Directors Stock Plan and 1,243 shares held as co-trustee, of which he disclaims beneficial ownership; and 24,865 shares by Warren B. Williamson (over all of which Mr. Williamson has sole voting and dispositive power), including 20,000 shares of Series
     A Common Stock which he may acquire upon the exercise of outstanding stock options and 4,582 stock units deferred under The Times Mirror Non-Employee Directors Stock Plan. On March 8, 2000, the individuals who act as trustees of the Chandler Trusts (see "Certain Relationships and Related Party Transactions") beneficially owned, or indirectly, in their capacities as individuals and as trustees of the Chandler and other trusts an aggregate of 279,346 shares of Series A Common Stock and 14,579,366 shares of Series C Common Stock constituting 0.77% of the shares of Series A Common Stock and 80.12% of the shares of Series C Common Stock outstanding on that date, representing 66.93% of the total voting interests of all outstanding shares of Series A and Series C Common Stock. Unless otherwise indicated, all beneficial ownership figures reported in this footnote represent shares over which the beneficial owner shares voting and dispositive power with others.

(3) The number of shares indicated above excludes 5,001,334 shares of Series A Common Stock held by TMCT, LLC and 15,541,216 shares of Series A Common Stock held by TMCT II, LLC. Such shares may be deemed to be beneficially owned by the Chandler Trusts under Section 13(d) of the Exchange Act. The Chandler Trusts and their respective trustees, however, disclaim beneficial ownership of such shares. In addition, TMCT, LLC holds 411,784 shares of Series A Preferred Stock and TMCT II, LLC holds 380,972 shares of Series D-1 Preferred Stock and 245,100 shares of Series D-2 Preferred Stock. The Chandler Trusts and their respective trustees disclaim beneficial ownership of such shares.

(4) Based on holdings as of January 31, 2000, shares of Times Mirror stock allocated to participants' accounts in The Times Mirror Employee Stock Ownership Plan ("ESOP") are voted by the participants themselves on matters presented at meetings of stockholders. Shares with respect to which no participant directions are received are customarily voted by Fidelity Management Trust Company ("Fidelity"), as the trustee of the ESOP. Effective for purposes of the Times Mirror Stockholder Approval of the Merger, however, Times Mirror has exercised its authority under the trust agreement with Fidelity ("ESOP Trust Agreement") to appoint LaSalle Bank, N.A. ("LaSalle"), in the capacity of a fiduciary independent of Times Mirror and Fidelity ("Independent Fiduciary"), to vote the shares held in the ESOP with respect to which no participant directions are received. Under the ESOP Trust Agreement, the decision of whether to tender the shares of Times Mirror stock allocated to participants' accounts in the ESOP pursuant to the Offer is made by the participants themselves, and accordingly, participant directions on whether to tender such shares will be solicited. Notwithstanding the directions of participants, however, Times Mirror has exercised its authority under the ESOP Trust Agreement to appoint LaSalle as an Independent Fiduciary to determine whether the exercise of the tender rights as directed by participants is consistent with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). LaSalle, as Independent Fiduciary will also exercise the tender rights pertaining to the shares with respect to which no participant directions are received. The Plan Administration Committee, which is appointed by the Board of Directors of Times Mirror, also has authority and responsibility for the disposition of the investment of the assets held in the ESOP, including the stock. This Committee consists of four officers of Times Mirror, three of whom are Mark H. Willes, Kathryn M. Downing and Efrem Zimbalist III.

(5) Based on holdings as of January 31, 2000, shares of Times Mirror stock held in the Times Mirror Savings Plus Plan accounts or allocated to participants' Payroll-Based Stock Ownership Plan ("PAYSOP") accounts are voted by the participants themselves on matters presented at meetings of stockholders. Shares allocated to the Times Mirror Savings Plus Plan accounts with respect to which no participant directions are received will remain unvoted. Shares allocated to the PAYSOP accounts with respect to which no participant directions are received are customarily voted by Fidelity Management Trust Company, as trustee of the Times Mirror Savings Plus Plan. Effective for purposes of the Times Mirror Stockholder Approval of the Merger, however, Times Mirror has exercised its authority under the trust agreement with Fidelity ("Savings Plus Plan Trust Agreement") to appoint LaSalle as Independent Fiduciary, to vote the shares allocated to the PAYSOP accounts with respect to which no participant directions are received. The decision of whether to tender the shares of Times Mirror stock held in the Times Mirror Savings Plus Plan accounts pursuant to the Offer is made by the participants themselves, and, accordingly, participant directions on whether to tender such shares will be solicited. Fidelity will tender such shares pursuant to participants' directions. With respect to any such shares for which no directions are received, Fidelity will not tender such shares. Times Mirror has appointed LaSalle as Independent Fiduciary to determine whether to tender shares of Times Mirror stock held in participants' PAYSOP accounts pursuant to the Offer.

(6) This information is based solely on a Schedule 13G, dated March 6, 2000 filed with the Securities and Exchange Commission by Putnam Investments, Inc. ("PI"). PI, a wholly owned subsidiary of Marsh & McLennan Companies, Inc., wholly owns Putnam Investment Management, Inc. ("PIM"), which is the investment adviser to the Putnam family of mutual funds, and The Putnam Advisory Company, Inc. ("TPAC"), which is the investment adviser to Putnam's institutional clients. PIM and TPAC both have dispositive power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and TPAC has shared voting power over the shares held by the institutional clients.

(7) This information is based solely on a Schedule 13G dated February 14, 2000 filed with the Securities and Exchange Commission by FMR Corp. as a parent holding company on behalf of certain stockholders of FMR Corp. and its investment advisory subsidiary Fidelity Management & Research Company ("FMRC"). FMRC is the beneficial owner of 2,152,017 shares of Series A Common Stock as a result of acting as investment advisor to various registered investment companies. Edward C. Johnson 3d, Chairman of FMR Corp., FMR Corp., through its control of FMRC, and the investment companies, each has sole power to dispose of the 2,152,017 shares owned by the investment companies. Neither Mr. Johnson nor FMR Corp. has the sole power to vote the 2,152,017 shares owned directly by the investment companies, which power resides in the board of trustees of the investment companies. Fidelity Management Trust Company ("FMTC"), a subsidiary of FMR Corp., is the beneficial owner of 2,075,754 shares of Series A Common Stock as a result of it serving as investment manager of institutional accounts. Mr. Johnson and FMR Corp., through its control of FMTC, each has sole dispositive power over 2,075,754 shares and sole power to vote 2,075,754 shares of Class A Common Stock owned by the institutional accounts. Strategic Advisers, Inc. ("SAI"), a subsidiary of FMR Corp. and a registered investment adviser, does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities. As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through SAI. See also Notes 4 and 5 above.

Beneficial Ownership of Management

  The following table shows the beneficial ownership as of March 8, 2000 (except as otherwise noted) of Times Mirror's common stock, including shares as to which a right to acquire ownership exists within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, of each director, each person listed in the Summary Compensation Table on page 43, and a group of such persons and other executive officers. For this purpose, the rules of the Securities and Exchange Commission require that every person who has or shares the power to vote or dispose of shares of stock be reported as a "beneficial owner" of all shares as to which such power exists. As a consequence, many persons may be deemed to be the "beneficial owners" of the same securities and for this reason all shares of Series C Common Stock held by the trustees of the Chandler Trusts (see Notes (2) and (3) beginning on page 31) are included in the shares reported in the table below as "beneficially owned" by each director who is also a trustee of the Chandler Trusts. None of the persons listed below beneficially owns any shares of Times Mirror's Cumulative Redeemable Preferred Stock, Series A, Series D-1 Preferred Stock or Series D-2 Preferred Stock (see Note 3 on page 32). Unless otherwise indicated, beneficial ownership numbers represent shares over which the beneficial owner has sole voting and dispositive power.

                  Table of Beneficial Ownership of Management

                           Series A Common Stock       Series C Common Stock
                           --------------------------- ------------------------
                                            Percent of               Percent of
           Name            Total(1)(2)      Series(3)   Total(1)     Series(3)
           ----            -----------      ---------- ----------    ----------
Susan Babcock.............      6,356            *            152         *
Donald R. Beall...........     25,334(4)(5)      *            --         --
Horst A. Bergmann.........    140,496(6)         *          1,890         *
John E. Bryson............     26,970(4)         *            --         --
Bruce Chandler............     22,248            *     14,521,654(7)   79.80%
Kathryn M. Downing........    129,234(6)         *            --         --
Clayton W. Frye, Jr. .....     28,453            *            190         *
Roger Goodan..............     12,590(5)         *            --         --
Raymond A. Jansen, Jr. ...    117,761(6)         *            --         --
Sherry L. Lansing.........     11,440            *            --         --
Dawn Gould Lepore.........     12,503(4)         *            --         --
Dr. Alfred E. Osborne,
 Jr. .....................     25,787(4)         *            385         *
Robert W. Schult..........     13,973            *            --         --
William Stinehart, Jr. ...      9,330(4)(5)      *     14,521,654(7)   79.80%
Thomas Unterman(10).......    196,184(6)         *            258         *
Mark H. Willes............    694,815(6)       1.88%          --         --
Warren B. Williamson......     24,865(4)         *     14,521,654(7)   79.80%
Dr. Edward Zapanta........     20,278(4)(8)      *            --         --
Efrem Zimbalist III.......     47,426(6)         *            219         *
All directors and
 executive officers as a
 group (25 persons,
 including those named
 above)...................  1,827,373(9)       4.83%   14,535,128      79.88%

--------
 * Less than 1%

(1) Includes shares held under Times Mirror's Savings Plus Plan (including the PAYSOP) and Employee Stock Ownership Plan and allocated to the accounts of the executive officers as of February 8, 2000. Also includes shares held in Times Mirror's Dividend Reinvestment Plan as of December 31, 1999. Shares of Series C Common Stock automatically convert into shares of Series A Common Stock upon being transferred, other than transfers to certain permitted transferees as specified in Times Mirror's Amended and Restated Certificate of Incorporation.

(2) Includes shares which may be acquired upon the exercise of outstanding stock options and that are currently exercisable within 60 days of March 8, 2000 as follows: 4,170 by Ms. Babcock; 20,000 by Mr. Beall;

   128,592 by Mr. Bergmann; 23,653 by Mr. Bryson; 20,000 by Mr. Chandler; 110,850 by Ms. Downing; 20,000 by Mr. Frye; 10,400 by Mr. Goodan; 94,900 by Mr. Jansen; 10,400 by Ms. Lansing; 10,400 by Ms. Lepore; 20,000 by Dr. Osborne; 12,700 by Mr. Schult; 5,000 by Mr. Stinehart; 174,065 by
   Mr. Unterman; 588,200 by Mr. Willes; 20,000 by Mr. Williamson; 15,000 by Dr. Zapanta; and 37,450 by Mr. Zimbalist.

 (3) The percentages are based upon the numbers of shares outstanding for voting purposes for each class of voting securities as of March 8, 2000, as reflected in the records of Times Mirror.

 (4) Includes shares deferred under The Times Mirror Company Non-Employee Directors Stock Plan.

 (5) Includes shares held in trust, or other capacities, as to which beneficial ownership is disclaimed. Mr. Beall shares voting and dispositive power with respect to 1,243 shares. Includes 150 shares owned by Mr. Goodan's daughter, who lives in his household. See Note (2) beginning on page 31 for voting and dispositive power of other persons indicated.

 (6) Includes shares of restricted stock, including shares granted under the matching restricted stock program of The Times Mirror Company 1996 Management Incentive Plan.

 (7) Includes shares held in the Chandler Trusts. See Notes (2) and (3) beginning on page 31 and "Certain Relationships and Related Party Transactions".

 (8) Includes shares held in an Individual Retirement Account.

 (9) Includes options that are currently exercisable within 60 days. As a result of the Offer and the Merger, an aggregate 1,285,000 additional options granted to executive officers may become exercisable at an average exercise price of $56.30 and the restrictions on 87,283 shares of restricted stock may lapse at such time.

(10) On terminal leave of absence pursuant to the severance agreement dated as of December 27, 1999.

  Changes in Control. In connection with the Merger Agreement, certain significant Times Mirror stockholders have entered into a voting agreement that may result in a change in control over Times Mirror. See "Voting Agreement" in the attached Schedule 14D-9.

                            THE BOARD OF DIRECTORS

  The information contained in this Information Statement concerning Tribune Designees has been furnished to Times Mirror by Tribune and its designees. Accordingly, Times Mirror assumes no responsibility for the accuracy or completeness of this information.

                             THE TRIBUNE DESIGNEES

  Effective upon the acceptance for exchange by Tribune of a number of the Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), Tribune will be entitled to designate such number of directors on the Board of Directors of Times Mirror as will give Tribune, subject to compliance with Section 14(f) of the Exchange Act: (a) in the event Tribune purchases at least 15 million of the Shares pursuant to the Offer, representation on the Board of Directors of Times Mirror constituting a majority of the total number of directors on the Board of Directors or (b) in the event Tribune purchases fewer than 15 million Shares pursuant to the Offer, representation on the Board of Directors of Times Mirror in the same proportion as the number of the Shares purchased by Tribune pursuant to the Offer bears to the total number of the Shares deemed outstanding for financial reporting purposes. The Tribune Designees shall serve as evenly as possible among the classes of Times Mirror's Board of Directors.

  Additionally, Tribune may appoint its nominees to any committee of the Times Mirror board, any board of directors of a Times Mirror subsidiary, and any committee of a subsidiary board of directors. In the event that the Tribune Designees are appointed or elected to Times Mirror's Board of Directors, until the effective time of the Merger (the "Effective Time"), those continuing members of Times Mirror's Board of Directors who are directors on the date of the Merger Agreement and who are neither officers of Times Mirror nor designees, affiliates or associates (within the meaning of the federal securities laws) of Tribune will be deemed the "Independent Directors" for purposes of the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, following the time the Tribune Designees are appointed or elected to Times Mirror's Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to do any of the following:

  .  amend or terminate the Merger Agreement on behalf of Times Mirror;

  . exercise or waive any of Times Mirror's rights or remedies under the Merger Agreement;

  . extend the time for performance of Tribune's obligations under the Merger Agreement;

  . take any other action by Times Mirror in connection with the Merger Agreement required to be taken by Times Mirror's Board of Directors; or

  . take any action on behalf of Times Mirror with respect to the matters related to any other action taken by Times Mirror in connection with the transactions contemplated by the Merger Agreement, and such affirmative majority vote shall be sufficient to take any such action.

  In the event the Merger Agreement is terminated after consummation of the Offer, but without consummation of the Merger, Tribune will secure the resignation from Times Mirror's Board of Directors of a number of the Tribune Designees, if any, as may be necessary to cause Tribune's representation on Times Mirror's Board of Directors (and any board committees) to be in the same proportion as the number of the Shares then beneficially owned by Tribune bears to the total number of the Shares deemed outstanding for financial reporting purposes.

  The directors of Tribune at the Effective Time will be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

  Tribune has informed Times Mirror that it will choose the Tribune Designees to the Times Mirror Board of Directors from the individuals listed below, provided, however, that under certain circumstances described in the Merger Agreement, all of such individuals will serve on the Times Mirror Board of Directors. Tribune has informed Times Mirror that each of the individuals listed below has consented to act as a director of Times Mirror, if so designated. It is expected that the relevant Tribune Designees may assume office following the acceptance by Tribune of Shares pursuant to the Offer, which cannot be earlier than April 17, 2000.

                                       Principal Occupation and
         Name                        Five-Year Employment History
 -------------------- ---------------------------------------------------------

 Philip B. Doherty    Vice President/Finance of Tribune Publishing Company, a
                      subsidiary of Tribune, since May 1997; Director/Finance
                      of Tribune Publishing Company from 1994 to 1997. Age: 44.

 Dennis J. FitzSimons Executive Vice President/Media Operations of Tribune
                      since January 2000; President of Tribune Broadcasting
                      Company, a subsidiary of Tribune, since May 1997;
                      Executive Vice President, Tribune Broadcasting Company, until May 1997. Age: 49.

 Jack W. Fuller       President of Tribune Publishing Company, a subsidiary of
                      Tribune, since May 1997; President and Publisher of
                      Chicago Tribune Company, a subsidiary of Tribune, until
                      May 1997. Age: 53.

 David J. Granat      Vice President/Treasurer of Tribune since 1991. Age: 53.

 Donald C. Grenesko   Senior Vice President/Finance and Administration of
                      Tribune since August 1996; Senior Vice President of
                      Tribune from March 1993 until August 1996 and Chief
                      Financial Officer from 1991 to August 1996. Age: 51.

                                       Principal Occupation and
         Name                        Five-Year Employment History
 -------------------- ---------------------------------------------------------
 David D. Hiller      Senior Vice President/Development of Tribune since
                      November 1993; Director of The Lightspan Partnership,
                      Inc. Age: 46.


 Crane H. Kenney      Vice President, General Counsel and Secretary of Tribune
                      since August 1996; Vice President/Chief Legal Officer
                      from February 1996 to August 1996; Senior Counsel until
                      January 1996. Age: 37

 Timothy J. Landon    Vice President of Tribune Interactive, a subsidiary of
                      Tribune, since 1999; Vice President/General Manager of
                      Sun Sentinel Company, a subsidiary of Tribune, from
                      August 1998 until July 1999; Vice President/Strategy and
                      Development for Tribune Publishing Company and acting
                      Chief Executive Officer of Classified Ventures, a
                      partnership between Tribune and seven other leading media
                      companies, from May 1997 to August 1998. Age: 37.

 Luis E. Lewin        Vice President/Human Resources of Tribune since October
                      1996; Director/Human Resources of Tribune until October
                      1996; Acting Publisher of Exito! in Chicago from
                      December 1995 to September 1996. Age: 51.

 John W. Madigan      Chairman of Tribune since January 1996; Chief Executive
                      Officer of Tribune since May 1995; President of Tribune
                      since May 1994; President of Tribune Publishing Company,
                      a subsidiary of Tribune, until May 1994; Publisher,
                      Chicago Tribune, until May 1994. Age 62.

 R. Mark Mallory      Vice President/Controller of Tribune since 1991. Age: 49.


 Ruthellyn Musil      Vice President/Corporate Relations of Tribune since March
                      1995. Age: 48.


 James E. O'Dell      Vice President/Operations and Systems of Tribune
                      Publishing Company, a subsidiary of Tribune since 1997;
                      Vice President and Director of Manufacturing and
                      Distribution for the Chicago Tribune, since April 1996;
                      Vice President of Operations and Technology for Tribune
                      Publishing Company since 1993. Age: 53.

 Andrew J. Oleszcuzuk President of Tribune Ventures, a division of Tribune, since August 1998; Vice President/Development of Tribune from 1993 to 1998; Director of VarsityBooks.com, Inc.
                      Age: 43.

 Jeff R. Scherb       Chief Technology Officer of Tribune since August 1996;
                      Chief Technology Officer and Senior Vice President for
                      Research and Development at Dun & Bradstreet Software
                      until August 1996. Age: 42.

                       CURRENT DIRECTORS OF TIMES MIRROR

                                   CLASS II

                   Serving until the 2000 annual meeting and until their respective successors are elected and qualified.

  John E. Bryson, 56, has been a director of Times Mirror since 1991 and is a member of the Nominating Committee and the Audit Committee. He is Chairman of the Board and Chief Executive Officer of Edison International Company and its largest subsidiary, Southern California Edison Company, a public utility. He has held those positions since October 1990. Mr. Bryson holds a B.A. degree from Stanford University and a J.D. degree from Yale Law School. Mr. Bryson is also a director of The Boeing Co. and the W.M. Keck Foundation and a trustee of Stanford University.

  Bruce Chandler, 63, has been a director of Times Mirror since 1975 and is a member of the Finance Committee. He has decided not to stand for reelection at the 2000 annual meeting of stockholders. He has been a private investor since 1989. From 1968 to 1989, he practiced law in the State of California. Mr. Chandler is a graduate of the University of Southern California and holds a J.D. degree from the University of San Diego School of Law. He is also related to three of the Times Mirror directors (Susan Babcock, Roger Goodan and Warren B. Williamson) and is a beneficiary of Times Mirror largest stockholders, the Chandler Trusts. See "Certain Relationships and Related Party Transactions".

  Roger Goodan, 53, has been a director of Times Mirror since December 1998 and is a member of the Finance Committee. He is Vice President of Marketing for Schlumberger GeoQuest. He has held this position since February 1999. Prior to that, Mr. Goodan has held management positions throughout Schlumberger including positions in operations, engineering and finance since 1973. Mr. Goodan holds B.A. degrees from the University of California at Berkeley and Stanford University. Mr. Goodan is also a director of the Stanford University Department of Athletics. He is also related to three of Times Mirror continuing directors (Susan Babcock, Bruce Chandler and Warren B. Williamson) and is a beneficiary of the Company's largest stockholders, the Chandler Trusts. See "Certain Relationships and Related Party Transactions".

  Dr. Alfred E. Osborne, Jr., 55, has been a director of Times Mirror since 1980 and is Chairman of the Audit Committee and a member of the Compensation Committee, the Executive Compensation Subcommittee of the Compensation Committee and the Nominating Committee. He is Director of the Harold Price Center for Entrepreneurial Studies and Associate Professor of Business Economics at the John E. Anderson Graduate School of Management at the University of California, at Los Angeles. He has been with UCLA since 1972. From August 1977 to July 1979, Dr. Osborne served as a Brookings Institution Economic Policy Fellow at the Securities and Exchange Commission. He holds a Bachelor's Degree in Electrical Engineering, a Master's Degree in Economics, a Master of Business Administration in Finance and a Doctorate in Business-- Economics, all from Stanford University. He is also a director of Greyhound Lines, Inc., Nordstrom, Inc. and United States Filter Corporation. He is a trustee of WM Group of Funds and an independent general partner of Technology Funding Venture Partners V, both of which are 1940 Investment Company Act companies.

  Dr. Edward Zapanta, 61, has been a director of Times Mirror since 1988 and is Chairman of the Nominating Committee and a member of the Audit Committee, the Compensation Committee and the Executive Compensation Subcommittee of the Compensation Committee. He is a practicing physician providing neurosurgical care in the Los Angeles area. He has been in private practice since 1970. Dr. Zapanta attended UCLA, received his M.D. degree from the University of Southern California School of Medicine, and currently serves as a trustee of the University of Southern California. He is a clinical professor of surgery, department of Neurological Surgery, at the University of Southern California. Dr. Zapanta is also Senior Medical Director of HealthCare Partners Medical Group and a director of Edison International, East-West Bancorp, Inc. and the Irvine Foundation.

                                   CLASS III

                   Serving until the 2001 Annual Meeting and until their respective successors are elected and qualified.

  Susan Babcock, 34, has been a director of Times Mirror since March 2000. She currently holds a position at Sameday.com, a distribution and fulfillment company serving e-commerce enterprises. Prior to that, Ms. Babcock served at the Los Angeles Times in a variety of operations management positions from 1988 to 1995 and again from 1998 to 1999. Ms. Babcock is a graduate of Trinity College and received an M.B.A. from the Stanford Graduate School of Business and an M.A. degree from Stanford University School of Education. She is a trustee of the National Parks Conservation Association. She is also related to three of Times Mirror's directors (Bruce Chandler, Roger Goodan and Warren B. Williamson) and is a beneficiary of Times Mirror's largest stockholders, the Chandler Trusts. See "Certain Relationships and Related Party Transactions".

  Clayton W. Frye, Jr., 69, has been a director of Times Mirror since 1988 and is Chairman of the Compensation Committee and the Executive Compensation Subcommittee of the Compensation Committee. He is the Senior Associate of Laurance S. Rockefeller. He has served in that capacity since 1973 and is responsible for overseeing and directing Mr. Rockefeller's business, real estate and investment interests as well as managing his own business and real estate interests. Mr. Frye is a graduate of Stanford University where he received both a B.A. degree and an M.B.A. degree. He is a partner in Rockefeller and Associates Realty, and several privately-held companies including King Ranch, Inc. Mr. Frye is a Trustee of The White House Historical Association, Historic Hudson Valley, Inc., and is Chairman of The Woodstock Foundation and Jackson Hole Preserve, Inc.

  William Stinehart, Jr., 56, has been a director of Times Mirror since 1991 and is a member of the Nominating Committee and the Finance Committee. He is a partner in the law firm of Gibson, Dunn & Crutcher LLP where he has practiced law since 1969. Gibson, Dunn & Crutcher LLP has provided legal services to the Company and its subsidiaries for many years and is expected to do so in the future. Mr. Stinehart holds a B.A. degree from Stanford University and a J.D. degree from UCLA Law School, and is a member of the Board of Trustees of the Harvey and Mildred Mudd Foundation. He is also a trustee of Times Mirror's largest stockholders, the Chandler Trusts. See "Certain Relationships and Related Party Transactions".

  Mark H. Willes, 58, is Chairman of the Board, President and Chief Executive Officer of Times Mirror. A director of Times Mirror since June 1, 1995, Mr. Willes was also elected President and Chief Executive Officer of Times Mirror at that time. He was elected Chairman of the Board effective January 1, 1996. In addition, he served as Publisher of the Los Angeles Times from October 1997 to June 1999. Prior to joining Times Mirror, Mr. Willes was employed by General Mills, Inc., commencing in 1980, where he held a variety of positions including Chief Financial Officer, President and Chief Operating Officer and, at the time of his departure, Vice Chairman of the Board of Directors. He was also a director of that company. Mr. Willes was President of the Federal Reserve Bank of Minneapolis from 1977 to 1980. In 1971, Mr. Willes joined the Philadelphia Reserve Bank where he held a number of positions including Director of Research and First Vice President. He was Assistant Professor of Finance and Commerce at the University of Pennsylvania from 1967 to 1971. Mr. Willes received an undergraduate degree from Columbia College and a doctorate from Columbia Graduate School of Business. He is also a director of The Black & Decker Corporation and The Talbots, Inc.

                                    CLASS I

                   Serving until the 2002 Annual Meeting and until their respective successors are elected and qualified.

  Donald R. Beall, 61, has been a director of Times Mirror since 1990 and is a member of the Compensation Committee, the Executive Compensation Subcommittee of the Compensation Committee and the Nominating Committee. He is Chairman of the Executive Committee and Retired Chairman of the Board and Chief Executive Officer of Rockwell International Corporation, a leader in industrial automation, avionics and communications systems markets. Prior to assuming his positions as Chairman of the Board and Chief Executive Officer in February 1988, Mr. Beall served as President and Chief Operating Officer of Rockwell International for ten years. Mr. Beall received a B.S. degree from San Jose State University and a M.B.A. degree from the University of Pittsburgh. Currently, he is a director of Rockwell International Corporation, Procter & Gamble Company, Meritor Automotive, Inc. and Conexant Systems, Inc. Mr. Beall is an active investor, director and/or advisor with several venture capital firms, individual companies and investment partnerships. Mr. Beall is also active in a diverse group of business, professional, educational, public service and philanthropic activities.

  Sherry L. Lansing, 55, has been a director of Times Mirror since December 1998 and is a member of the Compensation Committee. She is Chairman and Chief Executive Officer of the Motion Picture Group of Paramount Pictures, a leading global entertainment company. She is responsible for overseeing all aspects of motion picture operations of Paramount Picture's Motion Picture Group. Prior to being named Chairman in 1992, Ms. Lansing headed her own independent production company. Ms. Lansing received a B.S. degree from Northwestern University.

  Dawn Gould Lepore, 46, has been a director of Times Mirror since December 1998 and is a member of the Finance Committee. She is Vice Chairman and Chief Information Officer of the Charles Schwab Corporation, one of the nation's largest financial service firms. She is responsible for the Charles Schwab Corporation's worldwide use of information technology, including all telecommunications, operations and customer and business applications. Prior to assuming her position in 1993, Ms. Lepore was Senior Vice President of Information Technology for the Charles Schwab Corporation and had held other positions since joining the Company in 1983. Ms. Lepore received a B.A. degree from Smith College. She is also a director of eBay, Inc. and Viador, Inc.

  Robert W. Schult, 50, has been a director of Times Mirror since July 1998 and is a member of the Audit Committee and the Finance Committee. He was President and Chief Operating Officer of Nestle USA, Inc., a subsidiary of Nestle S.A., a food company from July 1996 until January 2000. Prior to that, Mr. Schult served as President of the Nestle Food Company, an operating company of Nestle USA, for 6 years. Mr. Schult received a B.A. degree from the University of North Carolina.

  Warren B. Williamson, 71, has been a director of Times Mirror since 1977 and is Chairman of the Finance Committee and a member of the Compensation Committee. He is related to three of the Company's directors (Susan Babcock, Bruce Chandler and Roger Goodan) and is Chairman of the Board of Trustees and a beneficiary of the Company's largest stockholders, the Chandler Trusts. See "Certain Relationships and Related Party Transactions". In 1989, Mr. Williamson retired from Crowell, Weedon and Co., a stock brokerage firm with which he had been associated since 1970. Mr. Williamson is a graduate of Claremont Men's College. He is a director of Hollywood Park, Inc. and Chairman Emeritus of the Trustees of the Art Center College of Design.

                           COMPENSATION OF DIRECTORS

  The Board of Directors presently has fourteen directors, one of whom is a salaried employee of Times Mirror. Salaried employees receive no additional compensation or benefits for their service as directors. Except as noted below, during 1999, each non-employee director received an annual retainer of 500 shares of Series A Common Stock. In addition, each of them received a cash payment equal to the value of 500 shares of such stock, based on an average of the prevailing market prices at the time. Non-employee chairpersons of committees of the Board also received an annual retainer of 60 shares of Series A Common and a cash payment equal to the value of 60 shares of such stock. A director may also elect to receive the cash portion of the annual retainer or the chairperson retainer in the form of Series A Common.

  Non-employee directors also receive annually an option grant for 5,000 shares of Series A Common under Times Mirror's 1997 Directors Stock Option Plan. These stock options are immediately exercisable at a price equal to the fair market value of the Series A Common on the date of grant and have a term of ten years.

  Non-employee directors may elect to defer the receipt of any part of their retainer. If a director defers receipt of the cash portion and/or stock portion of the retainer, an amount valued with reference to shares of Series A Common Stock will be credited to an unfunded stock unit account. During the deferral period, this account will be credited with additional stock units equal to the value of dividends declared on the Series A Common Stock represented by stock units in the account. The aggregate value of the stock units will be distributed in shares of Series A Common Stock under The Times Mirror Non-Employee Directors Stock Plan at the end of the deferral period and over the payment period selected by the director.

  Prior to December 31, 1996, non-employee directors participated in Times Mirror's Pension Plan for Directors, which provided for the payment after retirement from the Board of an annual benefit equal to the sum of the amount of the annual retainer at the time of retirement plus the amount of the Board and committee attendance fees paid or payable for the calendar year preceding retirement. The duration of the payment equaled the number of years of service as an outside director.

  In January 1997, the Board determined that benefit accruals under the Pension Plan for Directors would cease effective December 31, 1996, and that no future directors would be entitled to participate in the plan. Directors who retired prior to 1997 will continue to receive benefits previously earned under that pension plan and directors who were on the Board as of January 1, 1997 have received or will receive (either in a lump sum payment or in installments) an amount in lieu of benefits accrued under the pension plan as of December 31, 1996. For each director who elected to receive a future payment of such amount, Times Mirror entered into an agreement with that director specifying Times Mirror's obligation to accumulate amounts at 9% compounded annually and to make payments at the date and over the period specified by the director.

  For each non-employee director, Times Mirror provides $150,000 life insurance coverage and $100,000 travel accident insurance for travel on Times Mirror business.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The standing committees of the Board are the Audit Committee, Compensation Committee, Executive Compensation Subcommittee of the Compensation Committee, Finance Committee and Nominating Committee. The functions of each of these five committees are described and the members of each are listed below.

  Each year, the Audit Committee reviews Times Mirror's audit plan, the scope of activities of the independent auditors and of the internal auditors, the results of the audit after completion, and the fees for services performed during the year, and recommends to the Board of Directors the firm to be appointed as independent auditors. During a portion of each meeting, this Committee meets with representatives of the independent auditors without officers or employees of Times Mirror present. The Committee also reviews and evaluates policies and practices of Times Mirror to assure that they are consistent with high standards of responsible corporate conduct, as well as with Times Mirror's legal and other obligations to its employees, consumers, communities and society as a whole. The members of the Audit Committee are Dr. Alfred E. Osborne, Jr. (Chairman), John E. Bryson, Robert W. Schult and Dr. Edward Zapanta, none of whom is either an officer or employee of Times Mirror. Times Mirror deems these members of the Audit Committee to be "independent" as defined in the New York Stock Exchange Listed Company Manual. The Audit Committee met three times in 1999. The Audit Committee has adopted a written charter, a copy of which is attached to this Information Statement as Exhibit 1.

  The Compensation Committee administers Times Mirror's employee and management compensation and stock plans, determines the compensation of officers of Times Mirror, authorizes and approves bonus-incentive compensation and stock programs for personnel of Times Mirror and considers and discusses other matters relating to key executive personnel, including management succession and promotions. Clayton W. Frye, Jr. (Chairman), Donald R. Beall, Sherry L. Lansing, Dr. Alfred E. Osborne, Jr., Warren B. Williamson and
Dr. Edward Zapanta, none of whom is either an officer or employee of Times Mirror, are the members of the Compensation Committee. The Compensation Committee met four times in 1999.

  The Executive Compensation Subcommittee of the Compensation Committee determines the compensation of and approves stock and stock option grants to executive officers of Times Mirror. Clayton W. Frye, Jr. (Chairman), Donald R. Beall, Dr. Alfred E. Osborne, Jr. and Dr. Edward Zapanta, none of whom is either an officer or employee of Times Mirror, are the members of this Subcommittee, which met three times in 1999.

  The Finance Committee reviews financial policies and performance objectives as developed by Times Mirror's management. Warren B. Williamson (Chairman), Bruce Chandler, Roger Goodan, Dawn Gould Lepore, Robert W. Schult and William Stinehart, Jr. are the members of the Finance Committee, which met twice in 1999.

  The Nominating Committee considers and recommends to the Board nominees for possible election to the Board of Directors and considers other matters pertaining to the size and composition of the Board of Directors and its committees. The members of the Nominating Committee are Dr. Edward Zapanta (Chairman), Susan Babcock, Donald R. Beall, John E. Bryson, and William Stinehart, Jr. The Nominating Committee recommended the nomination of all of the nominees to Class II for election at the 2000 Annual Meeting. The Nominating Committee will give appropriate consideration to qualified persons recommended by stockholders as possible nominees, if such recommendations are accompanied by information sufficient to enable the Nominating Committee to evaluate the qualifications of the persons recommended and such persons consent to be considered. Such recommendations must be submitted in writing to the Secretary of Times Mirror by no later than December 31 preceding the annual meeting of stockholders at which directors are to be elected. The Nominating Committee did not meet in 1999.

  In 1999, there were 12 meetings of the Board of Directors. During the year, each of the incumbent directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she sits.

                            EXECUTIVE COMPENSATION

  The following table sets forth information with respect to compensation of the chief executive officer of the Company, each of the four most highly compensated executive officers of the Company (other than the chief executive officer) serving in such capacity at December 31, 1999. It also includes information with respect to a former Chief Financial Officer, Thomas Unterman, who resigned as such effective December 27, 1999. This table includes information for each individual for services in all capacities to the Company for the fiscal years ended December 31, 1999, 1998 and 1997, unless otherwise noted. Additionally the Times Mirror Board has adopted compensation and severance payments for certain executive officers upon a change of control. See "Times Mirror Board Action Relating to Executive Officers" in the attached
Schedule 14D-9. See also "Source and Amount of Funds" in the Offer to Purchase attached as Exhibit (a)(1) to the Schedule TO, filed on March 21, 2000, of Tribune.

                          Summary Compensation Table

                                                                 Long-Term Compensation
                                                              -----------------------------
                                    Annual Compensation              Awards         Payouts
                               ------------------------------ --------------------- -------
                                                                         Securities
                                                              Restricted Underlying
                                                 Other Annual   Stock      Stock     LTIP    All Other
Name and Principal             Salary    Bonus   Compensation   Awards    Options   Payouts Compensation
Position                  Year   ($)    ($)(1)      ($)(2)      ($)(3)     (#)(4)     ($)      ($)(5)
------------------        ---- ------- --------- ------------ ---------- ---------- ------- ------------
Mark H. Willes..........  1999 924,519 2,081,250    69,936     522,827    200,000      --       8,825
 Chairman of the Board,
  President               1998 900,000 2,025,000    37,642     508,002    200,000      --       9,015
 and Chief Executive
  Officer                 1997 905,770 1,968,750     9,700     494,606    200,000      --      69,972

Kathryn M. Downing......  1999 499,039   534,750    12,737     134,351     40,000      --      56,978
 Executive Vice
  President,              1998 448,923   712,501     7,076     112,914     40,000      --     143,471
 and Publisher, Los
  Angeles Times           1997 389,808   325,277     1,536      81,754     30,000      --       6,694

Raymond A. Jansen, Jr...  1999 441,519   506,250     1,351     127,211     40,000      --       6,707
 Executive Vice
  President,              1998 390,000   402,750         0     101,074     30,000      --       6,625
 President Eastern
  Newspapers              1997 374,808   360,000         0      90,443     36,000      --       6,507

Horst A. Bergmann.......  1999 447,307   372,938    17,427      93,713     40,000      --       6,757
 Executive Vice
  President,              1998 427,885   195,000    14,425      48,948     30,000      --       6,731
 President and Chief      1997 369,617   354,375     5,853      89,043     30,000      --       6,505
 Executive Officer,
 Jeppesen Sanderson

Efrem Zimbalist III.....  1999 399,327   318,750         0      80,087     40,000      --       6,503
 Executive Vice
  President,              1998 361,923   389,375         0      97,731     30,000      --       6,319
 and Chief Financial
  Officer                 1997 301,654   315,000         0           0     25,000      --       3,781

Thomas Unterman(6)......  1999 599,038       --     21,028     169,575     50,000      --     682,413
                          1998 549,999 1,562,500    12,226     141,142     65,000      --      11,124
                          1997 517,308   506,250     3,621     127,179     65,000      --       7,084

--------
(1) An officer may elect to take his or her bonus award in the form of cash or deferred cash. An officer may also elect to take 25% of such bonus award in shares of Series A Common Stock. The amounts shown in this column for 1998 include special bonus payments of $1,000,000 for Mr. Unterman and $450,000 for Ms. Downing in recognition of the successful completion of the divestitures of Matthew Bender & Company, Incorporated, Shepard's Company and Mosby, Inc. The amounts include bonuses earned in the indicated year and paid in the subsequent year and exclude bonuses paid in the indicated year but earned in the preceding year.

(2) Represents amounts paid in cash as allowances for certain perquisites or to reimburse the named officers for the tax impact of certain perquisites. Also represents amounts credited on deferred compensation at above-market interest rates. None of the named executive officers received perquisites or other personal benefits in an amount sufficient to require inclusion in this column.

(3) Restricted stock grants relate to Times Mirror's Series A Common Stock. Dollar amounts shown in this column equal the number of shares of restricted stock awarded multiplied by the closing market price of Times Mirror's Series A Common Stock on the grant date, net of any consideration paid. The restricted shares granted for special restricted stock awards vest 25% commencing on the second anniversary of the date of award and 25% on each successive anniversary of the award date. Under Times Mirror's matching bonus restricted stock program under The Times Mirror Company 1996 Management Incentive Plan, certain officers of Times Mirror can elect to place shares of Series A Common Stock on deposit with Times Mirror in an amount equal to 25% of their bonus, which Times Mirror then matches with the same number of restricted shares. The restricted shares granted on February 5, 1998 for 1997 compensation, February 4, 1999 for 1998 compensation and on February 3, 2000 for 1999 compensation, under the matching restricted stock program will vest 100% after four years or upon a change of control, provided that the officer does not terminate employment with Times Mirror prior to that time or withdraw the shares deposited with Times Mirror for the match. An amount equal to regular dividends is paid on restricted shares. As of December 31, 1999, the number and value of restricted stock award holdings, which do not include the restricted shares granted on February 3, 2000 for 1999 compensation were as follows: 33,729 ($2,259,843) for Mr. Willes, 7,908 ($529,836) for Ms. Downing, 5,082 ($340,494) for Mr. Jansen, 3,264
   ($218,688) for Mr. Bergmann, 1,783 ($119,461) for Mr. Zimbalist and 13,175
   ($882,725) for Mr. Unterman.

(4) Options reported for Mr. Unterman for 1997 and 1998 include a special performance award of 15,000 stock options. Options reported for Messrs. Jansen and Zimbalist for 1999 include a promotional award of 10,000 stock options granted on March 5, 1999. Options reported for Mr. Jansen for 1997 include a special performance award of 6,000 stock options.

(5) The amounts shown in this column for 1999 consist of the following: (i) Mr. Willes, $4,025 of term life insurance premiums paid and $4,800 for matching Company contributions under the Times Mirror Saving's Plus Plan (the "Savings Plan"); (ii) Ms. Downing, $50,000 housing differential payment (see page 50), $2,178 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan; (iii) Mr. Jansen, $1,907 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan; (iv) Mr. Bergmann, $1,957 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan; (v) Mr. Zimbalist, $1,703 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan; and (vi) Mr. Unterman, $675,000 as a special payment (as described below under the caption "Certain Relationships and Related Party Transactions") $2,613 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan. The amounts shown in this column for 1998 consist of the following: (i) Mr. Willes, $4,215 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan;
    (ii) Ms. Downing, $50,000 housing differential payment (see page 49), $86,595 for relocation assistance, $2,106 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan;
    (iii) Mr. Jansen, $1,825 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan; (iv) Mr. Bergmann, $1,931 of term life insurance premiums paid and $4,800 for matching Company contributions under the Savings Plan; (v) Mr. Zimbalist, $1,638 of term life insurance premiums paid and $4,681 for matching Company contributions under the Savings Plan; and (vi) Mr. Unterman, $2,574 of term life insurance premiums paid, $4,800 for matching Company contributions under the Savings Plan and $3,750 as a special payment. The amounts shown under this column for 1997 consist of the following: (i) Mr. Willes, $62,102 for relocation assistance (see page 49), $3,120 of term life insurance premiums paid and $4,750 for matching Company contributions under the Savings Plan; (ii) Ms. Downing, $1,944 for term life insurance premiums paid and $4,750 for matching Company contributions under the Savings Plan; (iii) Mr. Jansen, $1,757 of term life insurance premiums paid and $4,750 for matching Company contributions under the Savings Plan;
    (iv) Mr. Bergmann, $1,755 of term life insurance premiums paid and $4,750 for matching Company contributions under the Savings Plan; (v) Mr. Zimbalist, $1,451 of term life insurance premiums paid and $2,330 for matching Company contributions under the Savings Plan; and (vi) Mr. Unterman, $2,334 of term life insurance premiums paid and $4,750 for matching Company contributions under the Savings Plan.

(6) Mr. Unterman was Executive Vice President and Chief Financial Officer until December 27, 1999, at which time he resigned from his positions and terminated active employment with Times Mirror. Mr. Unterman remains, however, an employee of Times Mirror on terminal leave of absence pursuant to the terms of a severance agreement. In lieu of his 1999 bonus incentive award, Mr. Unterman received a special severance payment (reflected in the last column) of $675,000. See also "Certain Relationships and Related Party Transactions".

                              OPTION GRANTS TABLE

  The following table sets forth all grants of stock options with respect to shares of Series A Common Stock for 1999 to the named executive officers of the Company under the Company's 1996 Management Incentive Plan.

                      Option Grants for Fiscal Year 1999

                               Individual Grants

                         Number of
                         Securities   % of Total
                         Underlying    Options   Exercise
                          Options     Granted to or Base             Grant Date
                          Granted     Employees   Price   Expiration   Present
Name                       (#)(1)      for 1999   ($/Sh)     Date    Value($)(2)
----                     ----------   ---------- -------- ---------- -----------
Mark H. Willes..........  200,000       4.532    54.6250    2/4/09    2,490,000

Kathryn M. Downing......   40,000       0.906    54.6250    2/4/09      498,000

Raymond A. Jansen, Jr.
 .......................   30,000       0.680    54.6250    2/4/09      373,500
                           10,000(3)    0.227    55.9688    3/5/09      132,800

Horst A. Bergmann.......   40,000       0.906    54.6250    2/4/09      498,000

Efrem Zimbalist III.....   30,000       0.680    54.6250    2/4/09      373,500
                           10,000(3)    0.227    55.9688    3/5/09      132,800

Thomas Unterman.........   50,000       1.133    54.6250    2/4/09      622,500

--------
(1) These options were granted at fair market value on February 4, 1999 (unless otherwise indicated) and related to compensation for 1999. These options were granted under Times Mirror's 1996 Management Incentive Plan ("MIP"), have a ten-year term and may be initially exercised as to 25% of the underlying shares on the first anniversary of the grant date, an additional 25% becoming exercisable on each successive anniversary date, with full vesting on the fourth anniversary date. Upon a change in control as described under the MIP, any previously unexercisable portion of the options becomes exercisable.

(2) Present value determinations were made using the Black-Scholes option pricing model. There is no assurance that any value realized by optionees will be at or near the value estimated by that model. The ultimate values of the options will depend on the future market price of the Series A Common Stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend upon the excess, if any, of the market value of the Series A Common Stock on the date the option is exercised over the exercise price of the option. For the options granted on February 4, 1999, the model assumes (a) volatility of .23 derived by averaging the weekly historical volatility of Times Mirror over the 52 week period prior to February 4, 1999; (b) a risk-free rate of return based on the rate (4.87%) available on the grant date on zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options (5 years); and (c) a dividend yield of 2.33% derived by taking Times Mirror's target payout ratio divided by Times Mirror's static price to earnings ratio. The Black-Scholes ratio for the options granted on February 4, 1999 was applied to the average of the closing prices for the most recent 20 trading days ending February 4, 1999. For the options granted on March 5, 1999, the model assumes (a) volatility of .23 derived by averaging the weekly historical volatility of Times Mirror over the 52 week period prior to March 5, 1999; (b) a risk-free rate of return based on the rate (5.34%) available on the grant date on zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options (5 years); and
    (c) a dividend yield of 2.33% derived by taking Times Mirror's target payout ratio divided by Times Mirror's static price to earnings ratio. The Black-Scholes ratio for the options granted on March 5, 1999 was applied to the average of the closing prices for the most recent 20 trading days ending March 5, 1999.

(3) These options were granted at fair market value on March 5, 1999.

                    AGGREGATED OPTION EXERCISES IN 1999 AND
                     OPTION VALUES AS OF DECEMBER 31, 1999

  The following table sets forth certain information with respect to exercises by the named executive officers of stock options with respect to shares of Series A Common Stock during 1999, the number of securities underlying unexercised options held by the named executive officers at December 31, 1999 and the value of unexercised in-the-money options as of December 31, 1999.

                                                    Number of Securities      Value of Unexercised
                                                   Underlying Unexercised         In-The-Money
                           Shares                       Options as of             Options as of
                         Acquired on                December 31, 1999 (#)   December 31, 1999 ($)(1)
                          Exercise      Value     ------------------------- -------------------------
Name                         (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------ ----------- ------------- ----------- -------------
Mark H. Willes..........      --           --       438,200      450,000    13,711,540    5,851,570
Kathryn M. Downing......      --           --        83,350       91,250     2,278,910    1,228,517
Raymond A. Jansen,
 Jr. ...................   24,211      862,042       68,400       85,500     1,737,029    1,176,798
Horst A. Bergmann.......      --           --       103,592       83,750     3,492,166    1,161,252
Efrem Zimbalist III.....   12,450      365,402       13,700       75,000       271,866      937,266
Thomas Unterman.........      --           --       129,065      131,250     3,927,173    1,716,135

--------
(1) Represents the difference between the closing price of the Company's Series A Common Stock on December 31, 1999 ($67.00) and the option price on the date of grant.

                               RETIREMENT PLANS

  The following table illustrates the maximum annual benefits payable as a single life annuity under the basic benefit formula in the Pension Plan (see below) to an officer or employee retiring at age 65 with the specified combination of final average salary and years of credited service.

                              Pension Plan Table

                                    Years of Credited Service at Retirement
                                ------------------------------------------------
   Final Average Salary            5        10       15        20         25
   --------------------         -------- -------- -------- ---------- ----------
    $  300,000................  $ 26,250 $ 52,500 $ 78,750 $  105,000 $  131,250
       400,000................    35,000   70,000  105,000    140,000    175,000
       500,000................    43,750   87,500  131,250    175,000    218,750
       600,000................    52,500  105,000  157,500    210,000    262,500
       700,000................    61,250  122,500  183,750    245,000    306,250
       800,000................    70,000  140,000  210,000    280,000    350,000
       900,000................    78,750  157,500  236,250    315,000    393,750
     1,000,000................    87,500  175,000  262,500    350,000    437,500
     1,250,000................   109,375  218,750  328,125    437,500    546,875
     1,500,000................   131,250  262,500  393,750    525,000    656,250
     1,750,000................   153,125  306,250  459,375    612,500    765,625
     2,000,000................   175,000  350,000  525,000    700,000    875,000
     2,250,000................   196,875  393,750  590,625    787,500    984,375
     2,500,000................   218,750  437,500  656,250    875,000  1,093,750
     2,750,000................   240,625  481,250  721,875    962,500  1,203,125
     3,000,000................   262,500  525,000  787,500  1,050,000  1,312,500

  The Company maintains a retirement income plan (the "Pension Plan") which is a funded, qualified, non-contributory, defined benefit plan that covers most employees including executive officers. The Pension Plan provides benefits based on the participant's highest average salary for five consecutive years within the ten years prior to retirement and the participant's length of service, which is generally up to a maximum of 30 years beginning in 2006. Benefit amounts will be offset by a portion of the primary Social Security benefit to be received by the participant. A survivor's annuity for the beneficiary of a vested participant is also provided.

  In general, compensation covered by the Pension Plan includes salary and wages, but does not include bonuses, overtime pay, income from exercises of stock options or other unusual or extraordinary compensation. For the persons whose compensation is shown in the Summary Compensation Table on page 43, up to $160,000 paid in 1999 and designated as salary in that table is covered by the Pension Plan. Credited years of service under the Pension Plan as of December 31, 1999 were approximately 5 years for Mr. Willes, 4 years for
Ms. Downing, 28 years for Mr. Jansen, 36 years for Mr. Bergmann, 8 years for Mr. Zimbalist and 7 years for Mr. Unterman.

  The amounts shown in the Pension Plan Table above have been calculated without adjustment for Social Security benefits, and thus may be subject to reduction to recognize primary Social Security benefits to be received by the participant. The amounts shown in the Table above have also been calculated without reference to the maximum limitations ($130,000 in 1999) imposed by the Internal Revenue Code on benefits which may be paid under a qualified defined benefit plan. Optional forms of payment available under the Pension Plan may result in substantially reduced payments to an employee electing such an option.

  In addition to the amounts shown in the above Pension Plan Table, certain active participants employed on March 29, 1985 were eligible for a past service benefit improvement as a single sum equal to 2% of their 1984 base salary (for participants in the Supplemental Executive Retirement Plan (the "SERP"), 2% of their aggregated 1984 base salary and 1984 annual bonus) multiplied by the years of credited service before 1985. This amount will be increased by an amount equal to interest, currently at 7 % per annum, until termination or retirement and then may be paid as a single sum or converted into an equivalent annuity commencing at retirement. The estimated annual past service improvement benefit from the pension plan and the SERP for the persons named in the summary compensation table and employed by the Company on March 29, 1985 is $8,304 for Mr. Jansen.

  The Company also maintains an Employee Stock Ownership Plan (the "ESOP"). Benefits provided by the ESOP are coordinated with benefits provided under the Pension Plan so that benefits payable under the ESOP will be offset against benefits otherwise payable under the Pension Plan. Effective January 1, 1995, the Company discontinued its contributions to the ESOP for plan years after 1994. Certain officers of the Company were eligible to participate in the ESOP and, subject to applicable limitations imposed by the Internal Revenue Code and by the Employee Retirement Income Security Act of 1974 ("ERISA"), will be entitled to receive shares which have been allocated to their accounts and other benefits provided by the ESOP. Estimated individual account balances of Series A and Series C Common Stock (aggregated for each individual) as of December 31, 1999 were as follows: 616 shares for Mr. Zimbalist and 726 shares for Mr. Unterman.

  The Company also maintains the SERP to provide retirement benefits for certain officers of the Company designated by the Compensation Committee of the Board of Directors. Participants in the SERP will be entitled to receive vested benefits under the SERP in addition to benefits payable under all other employee benefit plans. Prior to 1999, the Compensation Committee designated all the persons named in the Summary Compensation Table as participants in the SERP.

  Benefits payable under the SERP will be determined in substantially the same manner as under the Pension Plan except that (a) covered compensation includes both base salary and awards under the bonus-incentive program, and (b) the amount payable will be calculated without regard to the provisions of Section 415 of the Internal Revenue Code or other legal limits on benefits under a qualified pension plan. The SERP provides that each participant will receive benefits under the SERP at least equal to the difference between the amount he or she would have been entitled to receive without regard to the maximum limitations imposed by the Internal Revenue Code and the amount such participant is entitled to receive under the Pension Plan. If a participant dies, his or her beneficiary will be entitled to receive a lifetime annuity equal to approximately one-half the amount the participating officer would have been entitled to receive under the SERP as of the date of the participant's death.

  The SERP is unfunded. Participants become vested under the same schedule as in the Pension Plan or upon a change in control and each such participant will be entitled to receive his or her benefits under the SERP commencing upon retirement, provided that any such benefit commencing prior to age 65 will be actuarially reduced to reflect its commencement prior to age 65.

  The Company has established an ERISA excess retirement plan (the "Excess Plan") to provide pension benefits for certain employees including officers of the Company but excluding participants in the SERP. The Excess Plan provides that each participant will receive benefits under the Excess Plan equal to the difference between the amount he or she would have been entitled to receive without regard to the maximum limitations imposed by the Internal Revenue Code and the amount such participant is entitled to receive under the Pension Plan. Participants will be vested under the Excess Plan under the same vesting provisions as the Pension Plan. The Excess Plan is unfunded.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  Four of Times Mirror's present directors (Susan Babcock, Bruce Chandler, Roger Goodan and Warren B. Williamson) are cousins. Gwendolyn Garland Babcock, Jeffrey Chandler, Camilla Chandler Frost, Douglas Goodan, William Stinehart, Jr., Judy C. Webb and Warren B. Williamson are the trustees of two trusts known as the "Chandler Trusts." Jeffrey Chandler is the brother of Bruce Chandler and is the cousin of the other directors named above (other than Mr. Stinehart). Camilla Chandler Frost and Judy C. Webb are cousins of each of the directors named above (other than Mr. Stinehart). Douglas Goodan is the uncle of Roger Goodan and is the cousin of the other directors named above (other than Mr. Stinehart and Roger Goodan). Gwendolyn Garland Babcock is mother of Susan Babcock and is the cousin of the other directors named above (other than Mr. Stinehart and Susan Babcock). The trustees (other than Mr. Stinehart) and others of their relatives are beneficiaries of the Chandler Trusts. The Chandler Trusts, their trustees and the general family group of which they are members may be deemed to be "parents" of Times Mirror within the meaning of the Securities Act of 1933, as amended.

  In September 1999, Times Mirror, including certain of its affiliates, and the Chandler Trusts completed a recapitalization transaction pursuant to which each contributed assets worth $1.24 billion to TMCT II, LLC, a newly formed limited liability company ("TMCT II"). Times Mirror contributed preferred units issued by the operating partnerships of eight unrelated real estate investment trusts and $2,000,000 in cash and certain of its affiliates contributed a total of $633,300,000 million in cash or cash equivalents. The Chandler Trusts contributed 9,305,624 shares of Series A Common Stock, 6,235,592 shares of Series C Common Stock, 380,972 shares of the Series C-1 Preferred Stock and 245,100 shares of Series C-2 Preferred Stock. In connection with the recapitalization, Times Mirror replaced the Series C-1 and C-2 Preferred Stock with Series D-1 and D-2 Preferred Stock effective January 1, 2000. The Series D-1 and D-2 Preferred Stock are identical to the Series C-1 and C-2 Preferred Stock except that the increases in the dividend rate on the Series D-1 and D-2 Preferred Stock are pursuant to a fixed and certain schedule. Pursuant to the allocations of TMCT II approximately $1,530,000 of dividends received on Times Mirror's stock by TMCT II in 1999 were allocated to the Chandler Trusts.

  In connection with that transaction, in September 1999, TMCT II invested $500,000,000 in a newly formed investment fund, TMCT Ventures, L.P., the general partner of which is Rustic Canyon Partners LLC ("Rustic Canyon Partners"). Rustic Canyon Partners, LCC is entitled to receive 20% of the profits generated by TMCT Ventures, as calculated in accordance with the limited partnership agreement of TMCT Ventures. Rustic Canyon Partners did not earn any amount under this provision during 1999. Another entity, Rustic Canyon Management, LLC ("Rustic Canyon Management"), will earn a management fee of $7,500,000 per year for managing TMCT Ventures for the next several years. For the period from September to December 1999, Rustic Canyon Management earned $2,445,000 in such fees. Mr. Unterman, who resigned from his positions with Times Mirror in December 1999, founded, and owns approximately two-thirds of the equity of, Rustic Canyon Partners and Rustic Canyon Management. During the period from September 4, 1997 through December 27, 1999 Mr. Unterman worked primarily on matters related to TMCT Ventures. Rustic Canyon Management reimbursed Times Mirror for a portion of Mr. Unterman's 1999 compensation and for all the compensation of certain Rustic

Canyon Management employees as well as for facilities costs and costs of administrative support for the period from September 4, 1999 to the end of the year. In connection with Mr. Unterman's resignation, he entered into a severance agreement with Times Mirror. This severance agreement provides for a one-time payment of $675,000 and annual payments of $50,000 until December 31, 2004 in exchange for Mr. Unterman"s availability to provide consulting services to Times Mirror. Stock options granted to Mr. Unterman continue to vest under this severance agreement and restrictions on restricted stock previously granted to Mr. Unterman will continue to lapse in accordance with the terms of the grant. The agreement further provides for certain continuing employee benefits. The agreement recognizes that during the term of the leave of abesence that Mr. Unterman will be providing services to TMCT, LLC, TMCT II, LLC and the Chandler Trusts.

  In August 1997, Times Mirror and the Chandler Trusts consummated a transaction that consisted of two parts. First, Times Mirror and the Chandler Trusts made contributions of assets to a new limited liability company, TMCT, LLC. Second, Chandis Securities Company, a company principally owned by one of the Chandler Trusts, was merged into a subsidiary of Times Mirror. In forming TMCT, LLC, Times Mirror contributed real property having an appraised value of $226,000,000 and $249,000,000 in cash. The Chandler Trusts contributed approximately 5 million shares of Series A Common Stock, valued at $254,000,000, and $221,000,000 stated value of 8% Series A Preferred Stock. The real property was leased back to Times Mirror under long-term leases and the cash was invested in a portfolio of securities of unrelated issuers. Pursuant to the allocations of TMCT, LLC, approximately $20,333,000 of the lease payments and $4,341,000 of dividends received on Times Mirror's stock by TMCT, LLC in 1999 were allocated to the Chandler Trusts.

  Times Mirror entered into an agreement with Mr. Willes when he joined Times Mirror in 1995 relating to the terms of his employment with Times Mirror. Under that agreement, Mr. Willes was to serve as President and Chief Executive Officer until January 1, 1996 and also as Chairman of the Board after that date. The agreement specified his initial salary, target annual incentive bonus and long-term incentive award and provided for Times Mirror to assume various costs and obligations in connection with Mr. Willes' relocation to Los Angeles. Mr. Willes is entitled to participate in retirement, deferred compensation, insurance and other employee benefit programs. The agreement defined a special supplemental retirement benefit to compensate Mr. Willes for the potential future loss of retirement benefits resulting from his termination of employment with his former employer. During the past few years, the Compensation Committee has reviewed the level of benefits provided to Mr. Willes under this agreement and has periodically made changes to the special retirement benefits to be provided to Mr. Willes upon his retirement from Times Mirror to bring Mr. Willes' retirement benefits into line with competitive practices for treatment of Chief Executive Officers of comparable companies.

  The latest of these amendments was approved by the Executive Compensation Subcommittee of the Compensation Committee of the Times Mirror Board (the "Executive Compensation Subcommittee") at its special meeting on March 2, 2000 and later reviewed, ratified and approved by the Times Mirror Board at its special March 11, 2000 meeting. Under the March 2000 amendment, in the event that Mr. Willes remains in his current position through the term of his contract (which date was initially to be March 31, 2002, and was then changed to be the earlier of the Effective Time or March 31, 2002), in the event of Mr. Willes' death or disability before the end of the term of the contract, or in the event that his employment is terminated by Times Mirror before the term of the contract, Mr. Willes will receive a special retirement benefit of $970,000 per year commencing on April 1, 2002 and payable as a 50% joint and survivor annuity with his wife as the joint annuitant. This benefit equals the total pension benefit from Times Mirror, including benefits earned under the Times Mirror Pension Plan and the SERP. In the event that Mr. Willes voluntarily terminates his employment prior the term of his contract, he will receive a retirement benefit determined under the terms of the SERP, based on the highest 5 year average salary plus the highest 5 year average bonus, and the aggregate of his benefit service earned with Times Mirror and his former employer (which would increase his benefit service by 15 years of service, for a total of approximately 20 years), offset by $204,332, the benefit he earned under the pension plans maintained by his former employer.

  The original employment agreement further provides that if Mr. Willes terminates employment with Times Mirror prior to age 60 for "good reason" or if his employment is terminated other than for "cause" or disability (as those terms are defined in the agreement), Times Mirror will (a) pay two years' salary and target bonus, (b) pay Mr. Willes' target annual bonus incentive award for the year of termination, pro rated for the number of months of active employment in such year, (c) treat such termination as an early termination for purposes of determining benefits under various benefit plans,
(d) seek to have the restrictions on his restricted stock treated according to the terms applicable in situations of early retirement, (e) provide for continued participation and service credit under various retirement, deferred compensation, insurance and other employee benefit programs, and (f) provide such other benefits as are offered to retiring officers. In actions taken in March 2000 by the Executive Committee Subcommittee, and later reviewed, ratified and approved by the Times Mirror Board, the term of Mr. Willes' contract was amended to cease on the earlier of March 31, 2002 or the Effective Time. The severance payable to Mr. Willes in the event of his termination of employment at the Effective Time is described in greater detail on page 16 in the attached Schedule 14D-9. Further, in accordance with Times Mirror's practices established by the Compensation Committee in July 1997, if Mr. Willes continues his employment through the term of his contract or if his employment is terminated by Times Mirror before the term of his contract, Mr. Willes will be provided with company-paid furnished and functional office space and secretarial support for seven years after the termination of his employment.

  On July 15, 1998, Times Mirror entered into an agreement with Ms. Downing that after she transferred to the Los Angeles Times, Times Mirror would pay her $50,000 per year, less appropriate withholding, to assist in her relocation to Southern California. This amount is to be paid to her in an annual lump sum payment for each of the next five years. The first payment was made as of July 1, 1998, and future payments will be made as of the next four anniversaries from that date. These payments will be reduced for appropriate tax withholding but will not be grossed up for taxes. These payments will cease in the event that her employment with Times Mirror terminates during the five-year period.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires Times Mirror's executive officers and directors, and persons who beneficially own more than 10% of Times Mirror's Common Stock, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission. Based on a review of the copies of such forms furnished to Times Mirror and written representations from Times Mirror's executive officers and directors, Times Mirror believes that all forms were filed in a timely manner during fiscal 1999, except a Form 3 for Raymond Jansen, an Executive Vice President, that was filed late.

                                 EXHIBIT INDEX

 Exhibit
 Number                            Description
 -------                           -----------
    1    Audit Committee Charter of the Audit Committee of the Board of
         Directors of The Times Mirror Company.

                                                                      Exhibit 1

                            Audit Committee Charter

The scope of the Charter of the Audit Committee shall include, to the extent its members consider appropriate:

1. Selecting and monitoring the independence of the independent public accountants for the Company and reviewing the compensation to be paid to such accountants;

2. Meeting with the Company's independent public accountants and financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized, at the conclusion thereof, reviewing the results of such audit, including any comments or recommendations of the independent public accountants and, if requested by the Board of Directors, inviting the independent public accountants to attend a full Board of Directors' meeting to assist in reporting the results of the audit;

3. Reviewing the Company's financial statements and reviewing with the Company's independent public accountants the results of their audit and their report, including any changes in accounting principles and any significant amendments to accounting principles; also reviewing with financial management and the independent public accountants their qualitative judgments about the appropriateness, and not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates;

4. Evaluating, and reviewing with the Company's senior management, the control environment, including quality, integrity, ethical values and competence, and the extent to which it is communicated and understood throughout the Company;

5. Reviewing with the Company's financial management, internal auditors and independent public accountants the adequacy and effectiveness of the Company's accounting and financial controls and eliciting any recommendations for their improvement;

6. Reviewing the internal audit function of the Company, including the independence and authority of its reporting obligations, and the qualifications of the Company's internal audit staff and meeting with the Company's internal audit department representative to review the plan and scope of work of the internal audit staff and to monitor the progress of the plan;

7. Meeting with the Company's independent public accountants and a representative of the internal audit department without members of management present to discuss the evaluation of the Company's financial, accounting and auditing personnel and the cooperation that the independent public accountants received during all audits; and

8. Considering such other matters as the Chairman of the Board or the Board of Directors may request.

                                  SCHEDULE II

                       INFORMATION REGARDING TRANSACTIONS
                          IN TIMES MIRROR COMMON STOCK

  The following table sets forth transactions in the Shares by certain of the Company's executive officers, directors, affiliates and subsidiaries as listed below during the 60 days prior to the date of the Schedule 14D-9.

                       TRANSACTIONS BY EXECUTIVE OFFICERS

                                                               Number
                                     Date of       Type of       of
Name                               Transaction   Transaction   Shares   Price
----                               -----------   -----------   -------  -----
Mark H. Willes....................   2/3/2000  Stock Award       8,787      N/A
Mark H. Willes....................   2/3/2000  Option Grant    225,000 $59.2188
Thomas Unterman...................   2/3/2000  Stock Award       2,850      N/A
Kathryn M. Downing................   2/3/2000  Stock Award       2,258      N/A
Kathryn M. Downing................   2/3/2000  Option Grant     50,000 $59.2188
Horst A Bergmann..................   2/3/2000  Stock Award       1,575      N/A
Horst A Bergmann..................   2/3/2000  Option Grant     50,000 $59.2188
Raymond A. Jansen, Jr. ...........   2/3/2000  Stock Award       2,138      N/A
Raymond A. Jansen, Jr. ...........   2/3/2000  Option Grant     50,000 $59.2188
Efrem Zimbalist III...............   2/3/2000  Stock Award       1,346      N/A
Efrem Zimbalist III...............   2/3/2000  Option Grant     50,000 $59.2188
James R. Simpson..................   2/3/2000  Stock Award       1,235      N/A
James R. Simpson..................   2/3/2000  Option Grant     25,000 $59.2188
Roger H. Molvar...................   2/3/2000  Stock Award         950      N/A
Roger H. Molvar...................   2/3/2000  Option Grant     20,000 $59.2188
Rajender K. Chandhok..............   2/3/2000  Stock Award         570      N/A
Rajender K. Chandhok..............   2/3/2000  Option Grant     10,000 $59.2188
William A Niese...................   2/3/2000  Stock Award       1,045      N/A
William A Niese...................   2/3/2000  Option Grant     13,500 $59.2188
Debra A. Gastler..................   2/3/2000  Stock Award         713      N/A
Debra A. Gastler..................   2/3/2000  Option Grant     15,000 $59.2188
Debra A. Gastler..................  2/29/2000  Option Exercise   1,592 $  34.00
Debra A. Gastler..................  2/29/2000  Sale              5,715 $ 51.127
Debra A. Gastler..................  2/29/2000  Option Exercise   4,753 $  46.68
Edward L. Blood...................   2/3/2000  Stock Award         713      N/A
Edward L. Blood...................   2/3/2000  Option Grant     15,000 $59.2188
Edward L. Blood...................  2/28/2000  Stock Purchase      700 $ 51.375

                           TRANSACTIONS BY DIRECTORS

                                                         Number
                                  Date of     Type of      of
Name                            Transaction Transaction  Shares      Price
----                            ----------- ------------ ------ ---------------
Gwendolyn Garland Babcock......  2/3/2000   Stock Award    500  Received shares
Gwendolyn Garland Babcock......  2/3/2000   Option Grant 5,000         $59.2188
Susan Babcock..................  2/3/2000   Stock Award    840  Received shares
Susan Babcock..................  2/3/2000   Option Grant 4,170         $50.9688
Donald R. Beall................  2/3/2000   Stock Award  1,000  Deferred shares
Donald R. Beall................  2/3/2000   Option Grant 5,000         $59.2188
John E. Bryson.................  2/3/2000   Stock Award    500  Deferred shares
John E. Bryson.................  2/3/2000   Option Grant 5,000         $59.2188
Bruce Chandler.................  2/3/2000   Stock Award    500  Received shares
Bruce Chandler.................  2/3/2000   Option Grant 5,000         $59.2188
Clayton W. Frye, Jr............  2/3/2000   Stock Award    560  Received shares
Clayton W. Frye, Jr............  2/3/2000   Option Grant 5,000         $59.2188
Roger Goodan...................  2/3/2000   Stock Award    500  Received shares
Roger Goodan...................  2/3/2000   Option Grant 5,000         $59.2188
Sherry Lansing.................  2/3/2000   Stock Award    500  Received shares
Sherry Lansing.................  2/3/2000   Option Grant 5,000         $59.2188
Dawn Gould Lepore..............  2/3/2000   Stock Award  1,000  Deferred shares
Dawn Gould Lepore..............  2/3/2000   Option Grant 5,000         $59.2188
Dr. Alfred W. Osborne, Jr......  2/3/2000   Stock Award  1,120  Deferred shares
Dr. Alfred W. Osborne, Jr......  2/3/2000   Option Grant 5,000         $59.2188
Robert W. Schult...............  2/3/2000   Stock Award    500  Received shares
Robert W. Schult...............  2/3/2000   Option Grant 5,000         $59.2188
William Stinehart, Jr..........  2/3/2000   Stock Award    500  Received shares
William Stinehart, Jr..........  2/3/2000   Option Grant 5,000         $59.2188
Warren B. Williamson...........  2/3/2000   Stock Award  1,120  Deferred shares
Warren B. Williamson...........  2/3/2000   Option Grant 5,000         $59.2188
Dr. Edward Zapanta.............  2/3/2000   Stock Award    560  Deferred shares
Dr. Edward Zapanta.............  2/3/2000   Option Grant 5,000         $59.2188

                  TRANSACTIONS BY AFFILIATES AND SUBSIDIARIES

                                     Date of      Type of      Number
Name                               Transaction  Transaction   of Shares  Price
----                               ----------- -------------- --------- --------
Eagle New Media...................   2/7/2000  Stock Purchase   50,000  $56.9100
Times Mirror......................   2/8/2000  Put Settlement  100,000  $69.6860
Eagle New Media...................   2/9/2000  Stock Purchase   40,000  $58.1094
Eagle New Media...................  2/10/2000  Stock Purchase   75,000  $56.6417
Eagle New Media...................  2/11/2000  Stock Purchase   90,000  $56.5150
Eagle New Media...................  2/14/2000  Stock Purchase   25,500  $56.3532
Eagle New Media...................  2/15/2000  Stock Purchase   85,000  $55.8720
Eagle New Media...................  2/16/2000  Stock Purchase   70,200  $54.9618
Eagle New Media...................  2/17/2000  Stock Purchase   36,300  $55.3154
Eagle New Media...................  2/18/2000  Stock Purchase   30,400  $53.7368
Eagle New Media...................  2/22/2000  Stock Purchase   30,000  $54.0921
Eagle New Media...................  2/23/2000  Stock Purchase   15,000  $54.3950
Eagle New Media...................  2/24/2000  Stock Purchase   91,000  $52.2515
Times Mirror......................  2/25/2000  Put Settlement  100,000  $68.0000
Eagle New Media...................  2/28/2000  Stock Purchase  276,000  $51.4312

                                 SCHEDULE III

                        OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

March 13, 2000

Board of Directors
The Times Mirror Company
Times Mirror Square
Los Angeles, CA 90053

Ladies and Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Series A Common Stock, par value $1.00 per share (the "Series A Shares"), and the outstanding shares of Series C Common Stock, par value $1.00 per share (the "Series C Shares", and, together with the Series A Shares, the "Shares"), of The Times Mirror Company (the "Company") of the Stock Consideration (as defined below) and the Cash Consideration (as defined below), in the aggregate, proposed to be paid in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 13, 2000, between Tribune Company ("Tribune") and the Company (the "Agreement"). The Agreement provides for a tender offer for up to 28,000,000 Shares (the "Tender Offer") pursuant to which Tribune will pay $95 per Share in cash for each Share accepted (the "Cash Consideration"). The Agreement further provides that following completion of the Tender Offer, the Company will be merged with and into Tribune (the "Merger") and each outstanding share not owned by Tribune will be converted into 2.5 shares of Common Stock, without par value, of Tribune (the "Tribune Shares"), as more fully set forth in the Agreement (the "Stock Consideration"). Holders of Shares may elect, with respect to all or a portion of their Shares, to convert such Shares into the right to receive the same Cash Consideration paid for Shares tendered pursuant to the Tender Offer, subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. We understand that there are no restrictions in the Agreement limiting the ability of any holder of Shares to receive the Stock Consideration, if such holder decides to elect to receive the Stock Consideration.

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as financial advisor to the Company in connection with the indirect purchase of a securities investment portfolio and real estate investment trust interests with the Chandler Trusts in August 1997 and a similar transaction in September 1999, the disposition of Matthew Bender and Company, Inc., and fifty percent of Shepard's Company in July 1998 and of Mosby, Inc. in October 1998, and the disposition of Allen Communication in February 2000, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have acted as financial advisor to the Chandler Trusts in connection with the stock exchange involving Cox Cable Communication, Inc., the Company and the Chandler Trusts in July 1994, and may provide investment banking services to the Chandler Trusts in the future. We also have provided certain investment banking services to Tribune from time to time, including in connection with various commercial paper and medium-term note financings and may provide investment banking services to Tribune and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Tribune for its own account and for the accounts of customers.

  In connection with this opinion, we have reviewed, among other things, the Agreement; the Restated Certificate of Incorporation of the Company dated January 20, 1995, as amended on January 31, 1995; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Tribune for the five years ended December 31, 1998 and the five fiscal years ended December 27, 1998, respectively, and, in addition, the draft Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Tribune for the year ended December 31, 1999 and the fiscal year ended December 27, 1999, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Tribune; certain other communications from the Company and Tribune to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Tribune prepared by their respective managements. We also have held discussions with members of the senior management of the Company and Tribune regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Tribune Shares, compared certain financial and stock market information for the Company and Tribune with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the newspaper industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Tribune or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction or whether or not any holder of Shares should tender such Shares in connection with such transaction or elect to receive the Stock Consideration or Cash Consideration.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Stock Consideration and Cash Consideration to be received by the holders of Shares, in the aggregate, are fair from a financial point of view to the holders of Shares receiving such Consideration.

Very truly yours,


/s/ Goldman, Sachs & Co.
______________________
(GOLDMAN, SACHS & CO.)